Exhibit 99.3

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD PROJECTS SUSTAINED PROFITABILITY AT LOWER GOLD PRICE LEVELS

London, 7 August 2013 - Increased production and reduced costs should enable Randgold Resources to remain profitable in the face of a decreased gold price, the company said today.

Speaking at a presentation on Randgold’s quarterly results, chief executive Mark Bristow noted that the company’s business model had been designed to deliver returns at lower gold prices, and it had therefore not been forced to write down its reserves as these had been calculated at US$1 000/oz. Randgold had, however, reviewed all its business plans at the beginning of the year and where necessary aligned them to the drop in the gold price.

“Our giant Kibali project is scheduled to start gold production in October, Loulo and Gounkoto are both accessing higher grade sections in their orebodies, Tongon is continuing its turnaround and improved efficiencies across the group have already cut our total cash cost per ounce by 5% this past quarter. In addition, projects are underway across the group to increase throughput and recoveries and reduce unit costs further,” he said.

Randgold was therefore well placed to sustain its profitability, he said, albeit not at the levels achieved during the peak in the gold price.

Reflecting the turndown, the reduction of 17% in the average gold price received during the quarter to June impacted on profit for the period, which came down from US$81.6 million in Q1 to US$54.1 million. Production of 196 207 ounces was in line with that of the previous quarter.

Cash and cash equivalents on hand at the end of the quarter amounted to US$44.8 million which, together with the recently negotiated revolving credit facility of US$200 million secured by the company, meant it remained strongly positioned to fund its growth projects, Bristow said.

Bristow noted that while Kibali was now heading steadily to first production, continued drilling had increased the total resources there by 13% to 21.5 million ounces. At the Gounkoto underground project, drilling had identified a high grade intersection which could expand the project. Incorporation of the new data in the geological model would push the planned completion of the feasibility study out to 2014.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

REPORT FOR THE SECOND QUARTER AND SIX MONTHS ENDED 30 JUNE 2013

•	Gold production in line with previous quarter

•	Average gold price received down 17%, impacting profits and EPS

•	Improved efficiencies deliver 5% drop in total cash cost per ounce

•	Cash liquidity strengthened through new US$200 million revolving credit facility

•	Loulo capital projects make progress to improve recoveries and costs

•	Drilling at Gounkoto identifies high grade intersection in proposed decline and delays underground feasibility

•	Tongon mill recovery circuit and crusher upgrade continues

•	Kibali prepares for first ore feed in Q3 ahead of early Q4 first gold

•	Incorporation of latest drilling from the KCD orebody increases Kibali resources by 13%

•	Kibali relocation project on schedule for completion in Q3

•	Two new exploration targets identified at Loulo and third exploration JV concluded

Randgold Resources Limited (‘Randgold’) had 92.2 million shares in issue as at 30 June 2013.

SUMMARISED FINANCIAL INFORMATION

US$000	Quarter ended 30 Jun 2013	Quarter ended 31 Mar 2013	Quarter ended 30 Jun 2012		6 months ended 30 Jun 2013	6 months ended 30 Jun 2012
Average gold price received (US$/oz)	1 363	1 638	1 606	+	1 502	1 648	+

Gold sales*	252 810	309 046	346 563	+	561 856	617 900	+

Total cash costs*	147 534	158 631	148 878	+	306 165	266 688	+

Profit from mining activity*	105 276	150 415	197 685		255 691	351 212

Exploration and corporate expenditure~	15 354	12 985	13 795		28 339	24 377

Profit for the period	54 142	81 615	141 875		135 757	245 883

Profit attributable to equity shareholders~	46 297	69 648	117 469		115 945	206 851

Net cash generated from operations~	18 047	92 027	200 715		110 074	278 552

Cash and cash equivalents~^	44 814	250 210	439 881		44 814	439 881

Gold on hand at period end#	36 032	31 180	7 965		36 032	7 965

Group production* (oz)	196 207	199 013	210 534		395 220	375 977

Group sales* (oz)	185 489	188 654	215 825		374 143	375 046

Group total cash cost per ounce* (US$)	795	841	690	+	818	711	+

Group cash operating cost per ounce* (US$)	725	757	605	+	741	627	+

Basic earnings per share (US$)	0.50	0.76	1.28		1.26	2.25

Change in accounting policy impacting results in this report

As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013, with comparative IFRS results restated accordingly. As such, the group’s share of joint ventures (primarily Morila and Kibali) have been accounted for using the equity method, rather than proportionately consolidated, from 1 January 2011 as required by IFRS 11. The group’s share of its joint ventures are now disclosed as a single line item as ‘total investments in joint ventures’ on the consolidated statement of financial position, as ‘share of profits of equity accounted joint ventures’ in the statement of comprehensive income and the group’s cash flows from the joint ventures have been disclosed separately in the consolidated cash flow statement. Previously, our share of assets, liabilities, income, costs and cash flows were proportionately consolidated on a line by line basis. A full reconciliation of the effect of the changes resulting from the adoption of IFRS 11 is provided under ‘Change in accounting policy - Accounting for investments in equity accounted joint ventures’, including results under the previous accounting policy, which reflects how Randgold reports internally.

^

Cash and cash equivalents excludes US$26.9 million at 30 June 2013 (US$37.4 million at 31 March 2013 and US$13.0 million at 30 June 2012) that relates to the group’s attributable cash held in Morila, Kibali and the group’s asset leasing companies which are now equity accounted, following the introduction and adoption of IFRS 11 Joint Arrangements.

*	Refer to explanation of non-GAAP measures provided. Historically, Randgold consolidated 100% of Loulo, Gounkoto and Tongon and 40% of Morila and non-GAAP measures remain on this basis and are not affected by the change in accounting policy detailed above.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.
+

The group changed its treatment of consolidated non-GAAP measures in Q4 2012, which has resulted in changes to the group level non-GAAP measures for the quarter ended 30 June 2012 as explained in the 2012 annual report.

~	Results impacted by change in accounting policy as detailed above.

The results in this report have been neither reviewed nor audited.

COMMENTS

Gold sales decreased by 18% from the previous quarter largely due to a 17% drop in the average gold price received during the current quarter to US$1 363/oz from US$1 638/oz in the previous quarter. Gold sales decreased by 27% compared to the corresponding quarter in 2012, principally due to a 15% drop in the average gold price received from US$1 606/oz in the June 2012 quarter, as well as a 14% decrease in the ounces sold following lower grades and recoveries achieved at the Loulo-Gounkoto complex during the quarter. Gold sales were also negatively affected by the higher gold on hand, particularly at Tongon, following a temporary change in the export approval process at quarter end which resulted in a higher level of gold produced but unsold. All of the gold has been sold following quarter end.

Total cash costs for the group were 7% lower than the previous quarter and in line with the corresponding quarter in 2012. The decrease quarter on quarter reflects the lower cost of production across the group, but in particular at the Loulo-Gounkoto complex, due to cost saving initiatives implemented.

Profit from mining decreased by 30% to US$105.3 million in the current quarter from US$150.4 million in the previous quarter, mainly attributable to the lower gold price received. Profit from mining was down 47% from US$197.7 million in the corresponding quarter of 2012, resulting from a lower gold price as well as a reduction in gold sales.

As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on equity accounted joint ventures from 1 January 2013 with comparative periods restated accordingly. Refer to “Change in accounting policy - Accounting for investments in equity accounted joint ventures’ in this report for details of the effect on IFRS measures.

Depreciation and amortisation of US$31.3 million decreased by US$18.5 million from the previous quarter and increased by US$5.1 million compared to the corresponding quarter of 2012. The drop from the previous quarter mainly reflects the change in mill feed where no ore from the Yalea South pushback was processed at Loulo during the quarter. The increase from the corresponding quarter in 2012 is due to increased assets brought into use at the Loulo-Gounkoto complex and at Tongon.

Exploration and corporate expenditure of US$15.4 million increased by US$2.4 million compared to the previous quarter’s US$13.0 million and by US$1.6 million compared to the corresponding quarter of 2012. The increase during the current quarter is due to increased share-based payment charges during the quarter due to new share grants.

Other income of US$4.3 million compares to other income of US$7.7 million in the previous quarter and US$3.4 million in the 30 June 2012 quarter and the movement is largely a result of the amount of operational exchange gains accounted for in the relevant quarter. This is due to the settling of invoices in currencies other than the US dollar, as well as the translation of balances denominated in currencies such as South African rand, Canadian dollar and euro to the closing US dollar rate, and reflect the movements in these currencies during the quarter. Other income also includes management fees received from Morila and Kibali.

Share of profits of equity accounted joint ventures reflect our share of Morila’s profits for the quarter of US$7.5 million (Q2 2013: US$7.9 million), as well as our share of Kibali losses of US$1.0 million (Q2 2013: US$0.9 million), together with profits from the group’s asset leasing joint ventures.

Income tax for the quarter of US$6.6 million was up by 75% from the prior quarter and in line with the corresponding quarter in 2012. The increase from the prior quarter is a result of the cessation of the tax holiday at Gounkoto at the end of May 2013.

Profit for the quarter of US$54.1 million decreased by 34% from US$81.6 million in the previous quarter and decreased by 62% from the corresponding quarter of 2012. Similarly, basic earnings per share decreased to 50 US cents, down 34% from the prior quarter and down 61% on the corresponding quarter of 2012.

OPERATIONS

LOULO-GOUNKOTO COMPLEX

The combined Loulo-Gounkoto gold production for the current quarter was 121 162 ounces (Loulo 54 967 ounces and Gounkoto 66 195 ounces).

This reflects a 3% drop in production from the previous quarter, largely as a result of a small decrease in the average grade of the ore processed to 4.0g/t (Q1 2013: 4.1g/t), in line with the revised mining plan to feed the ore mined without stockpiling lower grade ore. The back calculated ore grade milled was also impacted by an increase in the gold locked up in the processing circuit, following an increase in higher grade ore fed at the end of the quarter. Recoveries were impacted by increased high grade scats rejects (ore fractions rejected from the mill due to the ore hardness), which are expected to be addressed in Q3 following the commissioning of the milling circuit recycle crusher in July as well as the installation of a new oxygen plant in Q2. Improved operating efficiencies across the complex resulted in a 10% drop in the total cash cost per ounce to US$799/oz (Q1 2013: US$886/oz).

Overall good progress has been realised with regards to the three more pertinent capital projects at Loulo.

•	Paste backfill

All seven tanks at the tank farm area are at maximum height and awaiting tank top steelwork, prior to placing mechanicals. Erection of the cyclone building as well as the 30 metre diameter thickener is progressing well with 80% of the thickener bottom platework erected. The majority of the civils at both the Yalea and Gara backfill sites are complete with essentially the surface beds outstanding (excluding the bunker construction) and the mine is awaiting the arrival of steelwork from the fabricators for erection. All major process equipment has been ordered and is in the process of being delivered to site. Estimated completion still remains end of this year for the Yalea paste fill plant.

•	HFO conversion

The first four of eight CM32 Caterpillar engines will convert to HFO early in Q3 2013, thus realising an operating cost saving for the Loulo complex. All that is currently outstanding is painting, lagging and the installation of the fire fighting suppression and deluge system.

•	CIL plant extension

The four 2 500 cubic metre CIL tanks are at final height. The erection of the tank-top steelwork is being carried out in preparation for mechanicals (eg agitators, interstage screens, carbon transfer pumps) and the additional four tanks are scheduled to come on line in Q3 2013.

LOULO-GOUNKOTO COMPLEX RESULTS

	Quarter ended 30 Jun 2013	Quarter ended 31 Mar 2013	Quarter ended 30 Jun 2012	6 months ended 30 Jun 2013	6 months ended 30 Jun 2012
Mining
Tonnes mined (000)	8 361	10 598	12 976	18 959	27 627
Ore tonnes mined (000)	1 258	1 325	1 110	2 583	2 036

Milling
Tonnes processed (000)	1 120	1 126	1 090	2 246	2 077
Head grade milled (g/t)	4.0	4.1	4.1	4.0	3.8
Recovery (%)	85.0	83.3	91.5	84.3	90.8
Ounces produced	121 162	125 091	132 481	246 253	228 931
Ounces sold	117 415	119 341	142 846	236 756	231 328
Average price received (US$/oz)	1 343	1 639	1 596	1 492	1 643
Cash operating costs* (US$/oz)	719	788	589	753	624
Total cash costs* (US$/oz)	799	886	685	843	721
Gold on hand at period end# (US$000)	19 886	20 675	—	19 886	—

Profit from mining activity* (US$000)	63 892	89 919	130 139	153 811	213 123

Gold sales* (US$000)	157 722	195 637	227 919	353 359	379 978

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

LOULO

Two lost time injuries were recorded during the quarter. The Lost Time Injury Frequency Rate (LTIFR) was 0.95 per million hours worked versus nil for the previous quarter. In line with the KPIs identified by the mine at the start of the year, the Loulo mine has been recommended for OHSAS 18001 safety certification and maintained its ISO 14001 environmental certification.

On a standalone basis, Loulo produced 54 967 ounces of gold during the quarter (Q1 2013: 87 963 ounces) at a total cash cost per ounce of US$886/oz (Q1 2013: US$860/oz). The drop in the gold production from Q1 2013 was due to 27% less tonnes processed, with more tonnes processed from Gounkoto, and lower head grade, partially offset by the small increase in recovery.

Increases to plant and ROM stockpiles of 40kt at 4.6g/t account for the difference between ore mined and processed and occurred due to the timing of the ore production underground. The back calculated ore grade milled was also impacted by an increase in the gold locked up in the processing circuit, following an increase in higher grade ore fed at the end of the quarter.

Recoveries were impacted by increased high grade scats, which are planned to be addressed in Q3 following the commissioning of the milling circuit recycle crusher in July as well as the installation of a new oxygen plant in Q2. The reduction in tonnes processed and grade impacted negatively on the total cash cost per ounce produced, but were well contained due to operating efficiency improvements across the mine.

Profit from mining of US$25.3 million was down on the previous quarter’s US$65.9 million, reflecting the lower tonnes and grade processed as well as the lower average gold price received.

LOULO STANDALONE RESULTS

	Quarter ended 30 Jun 2013	Quarter ended 31 Mar 2013	Quarter ended 30 Jun 2012	6 months ended 30 Jun 2013	6 months ended 30 Jun 2012
Mining
Tonnes mined (000)	625	2 373	5 899	2 998	13 117
Ore tonnes mined (000)	586	819	306	1 405	566

Milling
Tonnes processed (000)	544	744	296	1 288	584
Head grade milled (g/t)	3.7	4.4	4.4	4.1	3.8
Recovery (%)	85.0	83.3	91.5	84.3	90.8
Ounces produced	54 967	87 963	38 227	142 930	63 027
Ounces sold	55 360	84 044	42 166	139 404	61 572
Average price received (US$/oz)	1 344	1 644	1 592	1 525	1 666
Cash operating costs* (US$/oz)	806	761	681	779	725
Total cash costs* (US$/oz)	886	860	776	870	819
Gold on hand at period end# (US$000)	9 362	13 188	—	9 362	—

Profit from mining activity* (US$000)	25 345	65 913	34 401	91 258	52 134

Gold sales* (US$000)	74 392	138 174	67 139	212 566	102 571

Randgold owns 80% of Loulo with the State of Mali owning 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Loulo underground progress

Production

During Q2, Loulo underground continued to improve its production profile, built on a solid development strategy.

The overall underground production increased to 585 764 tonnes in Q2 2013 from 282 497 tonnes in the corresponding quarter of 2012 (107% increase year on year).

The overall development continued at a good pace with 5 558 metres developed in Q2 2013 (Q2 2012: 4 853 metres).

The improvement in production and development during the last 15 months is attributable to the following factors:

•	The team has developed an optimal mine design and backfill strategy;

•	Introduction of Cemented Aggregate Fill (CAF) to improve the availability of mining blocks and stability of mined out areas;

•	The consistent development profile has increased mineable ore reserves, allowing the achieved build-up of underground production;

•	A new type of emulsion explosive for up-holes, introduced to the mine in Q4 2012, together with a second charging unit added in Q1 2013, have proven successful;

•	The hoisting system has been optimised by installing an additional ore pass and a two waste passes at Yalea;

•	The introduction of larger loaders and trucks has also improved the fleet optimisation; and

•	Cost control has improved by introducing a cost control education process to the team.

YALEA

During this quarter, a total of 2 914 metres of development was completed and a record 368 220 tonnes of ore at 4.36g/t was hauled to surface which represents a 32% increase on the previous quarter. The project has completed 41 047 metres of development to date.

The Yalea declines have advanced to 3 398 metres from surface at a vertical depth of 417 metres.

The introduction of the optimal ore and waste handling system from 88L/113L has now allowed the conveyor hoisting of all mined materials to surface.

Yalea underground mine

YALEA UNDERGROUND RESULTS

	Quarter ended 30 Jun 2013	Quarter ended 31 Mar 2013	Quarter ended 30 Jun 2012	6 months ended 30 Jun 2013	6 months ended 30 Jun 2012
Ore tonnes mined	368 220	279 983	163 430	648 203	291 050
Waste tonnes mined	203 214	205 988	192 205	409 202	347 027
Total tonnes mined	571 434	485 971	355 635	1 057 405	638 077
Development metres	2 914	2 882	2 845	5 796	5 051

GARA

During this quarter a total of 2 644 metres of development was completed and a record 217 544 tonnes at 4.43g/t were hauled to surface. The flat stopes are now being successfully mined and CAF has commenced. The project has completed 22 925 metres of development to date. The Gara declines have advanced to 2 557 metres from surface at a vertical depth of 339 metres.

The overall development at Gara continues to improve with major infrastructure excavations for the conveyor and crusher areas being developed during Q2. The Gara conveyor project is scheduled for completion in Q3.

Gara underground mine

GARA UNDERGROUND RESULTS

	Quarter ended 30 Jun 2013	Quarter ended 31 Mar 2013	Quarter ended 30 Jun 2012	6 months ended 30 Jun 2013	6 months ended 30 Jun 2012
Ore tonnes mined	217 544	182 930	119 067	400 474	251 407
Waste tonnes mined	144 439	180 339	142 983	324 778	270 299
Total tonnes mined	361 983	363 269	262 050	725 252	521 706
Development metres	2 644	2 761	2 008	5 405	3 969

GOUNKOTO

No LTIs were recorded during the quarter, in line with the previous quarter, and the mine recently achieved 360 LTI free days. The Gounkoto mine achieved its ISO 14001 environmental management system certification.

On a standalone basis, Gounkoto produced 66 195 ounces of gold (Q1 2013: 37 128 ounces). The 78% increase in ounces produced reflected a 51% increase in tonnes milled, a 17% increase in the ore grade processed to 4.2g/t and a slight increase in recovery. Total cash cost per ounce decreased by 24% to US$722/oz (Q1 2013: US$948/oz), reflecting an increase in the grade mined and recovery, as well as improved operating efficiencies across the Loulo-Gounkoto complex.

Profit from mining of US$38.5 million was up on the previous quarter’s US$24.0 million, as a result of the significant increase in gold sold and lower cash cost per ounce, offset by the lower average gold price received.

GOUNKOTO STANDALONE RESULTS

	Quarter ended 30 Jun 2013	Quarter ended 31 Mar 2013	Quarter ended 30 Jun 2012	6 months ended 30 Jun 2013	6 months ended 30 Jun 2012
Mining
Tonnes mined (000)	7 736	8 225	7 077	15 961	14 510
Ore tonnes mined (000)	672	506	804	1 178	1 470

Milling
Tonnes processed (000)	576	382	794	958	1 493
Head grade milled (g/t)	4.2	3.6	4.0	4.0	3.8
Recovery (%)	85.0	83.3	91.5	84.3	90.8
Ounces produced	66 195	37 128	94 254	103 323	165 904
Ounces sold	62 055	35 297	100 680	97 352	169 756
Average price received (US$/oz)	1 343	1 628	1 597	1 446	1 634
Cash operating costs* (US$/oz)	641	850	550	717	588
Total cash costs* (US$/oz)	722	948	646	804	686
Gold on hand at period end# (US$000)	10 524	7 487	—	10 524	—

Profit from mining activity* (US$000)	38 547	24 006	95 738	62 553	160 989

Gold sales* (US$000)	83 330	57 463	160 780	140 793	277 407

Randgold owns 80% of Gounkoto with the State of Mali owning 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

Gounkoto underground project

Geotechnical drilling was completed during the quarter to update the rockmass classification model for determination of stope design and production capacities as well as ground support requirements. The geotechnical hole DSGT007, drilled to confirm the geotechnical condition of the decline intersected a new orezone MZ4, located to the north west of the current Jog Zone, between the current pit and P64, which returned 25 metres at 9g/t. This requires a revision of the geological model since the opportunity exists to expand the project based on confirmation of the new lode and the possible incorporation of P64 into a single project, which will delay the completion of the underground feasibility into 2014.

Geotechnical modelling will continue on the Main Zone, together with hydrogeological modelling of the Main Zone stoping, to be incorporated into a prefeasibility study planned for completion by the end of 2013.

Petrological studies were completed on the Main Zone underground samples which identified no issues, with gold deportment similar to open pit ore with 30% gravity recoverable gold and expected total recovery of plus 90% assuming gravity and cyanide leaching.

MORILA

No LTIs were recorded during this quarter, in line with the previous quarter, with 460 894 LTI free hours achieved.

During the quarter, Morila produced 42 473 ounces of gold, 10% higher than the previous quarter (Q1 2013: 38 547 ounces), as a result of higher grade ore processed and improved recoveries. Tonnes treated decreased from 1 078kt to 1 068kt, due to the planned primary crusher repair and new crushing system installation, in line with the strategy to switch over to 3 stage crushing and ball milling and phasing out the lower power efficient SAG mill at the end of the quarter. Profit from mining of US$28.3 million was 13% lower than the previous quarter principally as a result of the 16% lower average gold price received.

Total cash cost per ounce of US$719/oz was 5% lower than the previous quarter, mainly as a result of higher grades and ounces produced as well as improved operating efficiencies in the plant.

Mining of the Pit 4S pushback was successfully started during the quarter with 754kt of waste material mined.

Evaluation continues on the feasibility of reprocessing the Tailings Storage Facility (TSF) on completion of the Pit 4S pushback and mineralised waste. A hydraulic reclamation schedule will be completed, based on the TSF grade block model, to provide the plant feed schedule above the cut-off grade with the balance of the material for in-pit disposal.

Work on the agribusinesses pilot projects continued including:

•	The new poultry rearing shed to receive 6 000 chicks was completed to start production in Q3, targeting 5 000 layer production in Q4 and 10 000 in Q1 2014;

•	The first fish pond was stocked with 6 000 fingerlings with harvest expected in Q4;

•	An 8.6ha high density mango project was prepared with planting to begin in Q3;

•	750 bee hives produced a harvest of 480 kilogrammes of raw honey and are being monitored for the next production cycle in Q3; and

•	Five tonnes of pickled mangos have been delivered to site to begin market testing in Q3.

MORILA RESULTS

	Quarter ended 30 Jun 2013	Quarter ended 31 Mar 2013	Quarter ended 30 Jun 2012	6 months ended 30 Jun 2013	6 months ended 30 Jun 2012
Mining
Tonnes mined (000)	754	—	—	754	—
Ore tonnes mined (000)	—	—	—	—	—

Milling
Tonnes processed (000)	1 068	1 078	1 102	2 147	2 257
Head grade milled (g/t)	1.4	1.2	1.7	1.3	1.6
Recovery (%)	91.0	90.2	92.1	90.6	91.8
Ounces produced	42 473	38 547	54 052	81 020	108 683
Ounces sold	43 703	37 317	54 052	81 020	108 683
Average price received (US$/oz)	1 368	1 632	1 596	1 489	1 646
Cash operating costs* (US$/oz)	637	660	789	648	677
Total cash costs* (US$/oz)	719	758	885	737	776

Profit from mining activity* (US$000)	28 340	32 607	38 463	60 947	94 553

Stockpile adjustment** (US$/oz)	—	—	336	—	208

Attributable (40%)

Gold sales* (US$000)	23 911	24 359	34 509	48 269	71 554

Ounces produced	16 989	15 419	21 621	32 408	43 473

Ounces sold	17 481	14 927	21 621	32 408	43 473

Gold on hand at period end# (US$000)	—	786	—	—	—

Profit from mining activity* (US$000)	11 336	13 043	15 385	24 379	37 821

*	Refer to explanation of non-GAAP measures provided.
**	The stockpile adjustment per ounce reflects the charge expensed in respect of stockpile movements during the period divided by the number of ounces sold. Total cash cost per ounce includes non-cash stockpile adjustments.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

TONGON

The mine incurred one LTI in Q2 compared to zero in Q1. Measures have been implemented to reduce the number of incidents, to report near misses and hazards and to prevent occurrences before safety risks develop into incidents or accidents. Tongon, to date, has achieved 710 452 LTI free hours since the last LTI. The mine successfully completed phase 1 of the OHSAS 18001 certification audit. Phase 2 is planned for the beginning of Q4.

Tongon’s quarter on quarter performance showed a significant improvement with respect to total volumes and ore tonnes mined.

Tongon produced 58 056 ounces of gold in Q2, in line with the previous quarter despite a decrease in mill availability and consequently mill throughput due to downtime associated with plant upgrade tie-ins. Process plant stability is steadily improving due to a reduction in plant stoppages and improved performance of the concentrate fine grind and treatment sections. Additional testwork and optimisation of the flotation and gravity recovery circuits undertaken by the mine, together with key suppliers and consultants is continuing. Gold production is expected to improve with the planned increase of mill throughput following the completion of the new gravity recovery circuit.

Mill throughput decreased by 3% to 912kt compared to 944kt in the previous quarter, following a number of planned stoppages which impacted mill availability. These included the complete reline of both mills, the installation of the first of four Vibrocone crushers and the installation of self-disengaging barring gear couplings on both mills. Mill availability was restored to 90% by the end of the quarter, on par with Q1. The gradual positive trend in mill availability reflects the continued improvement in planned maintenance and fewer unplanned mechanical breakdowns.

The planned ramp-up in mill throughput is on track for Q4 with the changeout of four of the existing tertiary Hydrocone crushers with four Vibrocone crushers. The first of these Vibrocone units seized during commissioning on ore in July and is being replaced by Sandvik. The new crushing circuit upgrade will produce a finer crushed product and enable an increase in the milling throughput. In addition, the mill classification circuit is being upgraded to treat the forecast increase in mill throughput arising from the finer mill feed.

Gold recovery remained in line with the previous quarter at 78.3%. Plans to improve recovery are on track for completion in Q3 with the successful procurement and installation of additional residence pump-cells in the concentrate treatment circuit and installation of a gravity recovery circuit, inclusive of two Knelson Gravity Concentrators and an Intensive Leach Reactor, currently underway.

The mine continued to improve and stabilise the mining operations in the South Zone (SZ) pit resulting in an 12% increase in mined volumes and a 21% increase in ore tonnes mined quarter on quarter, mainly due to continuous improvement in metres drilled, ore fragmentation and excavator productivities. A total of 7 660kt was mined compared to the previous quarter’s 6 845kt.

Total cash cost per ounce increased to US$863/oz from US$817/oz in the previous quarter, reflecting the slightly lower production, resulting from the decreased throughput, while the previous quarter’s costs also benefited from stockpile adjustments. Gold sold for the quarter was 50 593 ounces, lower than the ounces produced and the 54 386 ounces sold in Q1, following a temporary change in the export approval process at quarter end which resulted in a higher level of gold unsold. Consequently, the profit from mining activity quarter on quarter decreased by 37%, reflecting the lower gold price received, lower sales and the higher cost of production.

TONGON RESULTS

	Quarter ended 30 Jun 2013	Quarter ended 31 Mar 2013	Quarter ended 30 Jun 2012	6 months ended 30 Jun 2013	6 months ended 30 Jun 2012
Mining
Tonnes mined (000)	7 660	6 845	4 680	14 505	8 746
Ore tonnes mined (000)	1 123	929	1 073	2 052	1 917

Milling
Tonnes processed (000)	912	944	853	1 856	1 609
Head grade milled (g/t)	2.5	2.5	2.5	2.5	2.5
Recovery (%)	78.3	78.2	81.9	78.1	81.0
Ounces produced	58 056	58 503	56 432	116 559	103 573
Ounces sold	50 593	54 386	51 358	104 979	100 245
Average price received (US$/oz)	1 423	1 637	1 615	1 533	1 652
Cash operating costs* (US$/oz)	820	768	628	793	655
Total cash costs* (US$/oz)	863	817	676	839	705
Gold on hand at period end# (US$000)	16 146	9 718	7 965	16 146	7 965

Profit from mining activity* (US$000)	28 313	44 595	48 212	72 908	94 952

Gold sales* (US$000)	71 969	89 010	82 931	160 979	165 606

Randgold owns 89% of Tongon with the State of Côte d’Ivoire and outside shareholders owning 10% and 1% respectively. Randgold has funded the whole investment in Tongon by way of shareholder loans and therefore controls 100% of the cash flows from Tongon until the shareholder loans are repaid. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

*	Refer to explanation of non-GAAP measures provided.
#	Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period.

PROJECTS AND EVALUATION

KIBALI MINE DEVELOPMENT

Safety continued to improve quarter on quarter, with four LTIs recorded. The LTFIR reduced from 1.25 in Q1 to 0.81 in Q2. The project also recorded its first 3 million LTI free man-hours during the quarter.

The Kibali project remained on track during Q2 2013. The strategy to get early gold production from mill stream 1 was advanced as planned and Kibali is now projecting first gold production in October, with mill stream 1 expected to commission in September 2013. Initial ore sources will be Durba tailings material and gold bearing concrete and soil from the old Durba mill, prior to switching over to KCD oxide ore.

Kibali mineral resource update

Following the acquisition of the Kibali gold project in 2009, Randgold has been able to increase the reserves from 5.5Moz to 10.9Moz by completing a geological model of the KCD deposit. Over the past three years, a lot of work has been completed, not only on the KCD deposit, but also the entire resource inventory: field mapping, relogging core and RC drill chips; and the generation of geological models, updated resource models and economic assessments. This had the effect of reducing the overall mineral inventory on acquisition from 21.0Moz to 18.99Moz. At the same time, drilling continued on the main KCD deposit targeting both infill drilling and extensions to known mineralised lodes. This work has now been integrated into a new geological model and resulted in a significant increase in the resource base for the deposit of 2.5Moz to 21.5 million ounces, net of the Kibali South deposit which has been dealt to SOKIMO. This data is now being used to prepare a new mining reserve which is expected in September. There is still a lot of upside and opportunity at Kibali from the main KCD deposit, the known satellites deposits and greenfield targets which is discussed further in the exploration section of this report.

KIBALI MINERAL RESOURCE UPDATE

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold** (Moz)
at 30 June 2013	Category	2013	2012	2013	2012	2013	2012	2013	2012
MINERAL RESOURCES*
Stockpiles	Measured	2.11	0.07	2.13	2.16	0.14	0.01	0.07	0.00
Open Pits	Measured Indicated Inferred	4.21 74.39 21.17	4.29 76.41 38.42	2.97 2.11 2.16	3.01 2.13 1.93	0.40 5.04 1.47	0.42 5.23 2.39	0.18 2.27 0.66	0.19 2.35 1.08

KCD underground	Indicated Inferred	67.90 30.73	53.90 16.98	5.20 3.10	5.44 2.79	11.35 3.06	9.43 1.52	5.11 1.38	4.24 0.69

TOTAL MINERAL RESOURCES	Measured and indicated Inferred	148.61 51.90	134.68 55.40	3.55 2.72	3.48 2.20	16.94 4.53	15.08 3.91	7.62 2.04	6.78 1.76

*	Open pit mineral resources are the insitu mineral resources falling within the US$1 500/oz pit shell reported at a cut-off of 0.5g/t. Underground mineral resources are those insitu mineral resources at the KCD deposit that fall below the 5 685 metre RL elevation, reported at a cut-off of 1.5g/t. Mineral resources were generated by Mr Ernest Doh, an officer of the company and competent person.
**	Attributable gold (Moz) refers to the quantity attributable to Randgold based on Randgold’s 45% interest in the Kibali gold mine.

See comments and US disclaimer on page 72 of the 2012 annual report.

Metallurgical facility and associated infrastructure

During the quarter, Kibali focused on renegotiating the main contracts associated with the metallurgical facility as well as the related infrastructure (tailings dams and Nzoro 2 hydro facility) to align these contracts with an earlier oxide commissioning date, as well as managing all contractor activities on site in line with an earlier start-up schedule.

Concrete production delays have been largely rectified and contractors are now regularly meeting their weekly targets.

Some key developments during the quarter are:

•	Nzoro 2 civil works are progressing according to plan with commissioning scheduled for Q1 2014;

•	The mill motor has been placed in position and the base plate and grouting completed;

•	96% of all plant steel (oxide and sulphide streams) has now been shipped to site;

•	93% of all piping fabrication (for oxide and sulphide streams) has been completed, and shipping to site is ongoing;

•	99% of all platework (oxide and sulphide stream) has been shipped to site;

•	Three CIL tanks have been hydro tested. The remaining tanks are being painted and internals were being completed at the end of the quarter;

•	1 kilometre out of the 1.8 kilometre stormwater diversion completed;

•	Fuel farm materially completed with full completion projected for Q3 2013;

•	First generator commissioning started; and

•	Consumer substation completed and ready for commissioning.

Mining

Open pit

The open pit mining contractor performed well against plan, exceeding the monthly target of 1 million BCMs per month for the quarter. Mining conditions were favourable in the quarter mainly due to the lower rainfall as well as haul roads improved by effective sheeting.

A total of 1 003 394 tonnes of ore at 2.27g/t was mined during the quarter.

The total stockpile content at the end of Q2 was 2 112 148 tonnes at an average grade of 2.13g/t, including 1.08Mt of ore at 3.17g/t on medium and high grade stockpiles.

KIBALI OPEN PIT RESULTS

	Quarter ended 30 Jun 2013	Quarter ended 31 Mar 2013	Quarter ended 30 Jun 2012	6 months ended 30 Jun 2013	6 months ended 30 Jun 2012
Ore tonnes mined (000)	1 003	1 040	—	2 043	—
Total tonnes mined (000)	7 292	5 096	—	12 388	—

Declines

From January to June, the decline advance rate ramped up from around 100 metres per month to more than 300 metres per month, with the addition of a second Jumbo rig. At the end of June, each decline had reached a project to date length of 550 metres, exceeding the planned advance by 33%. Some water intersection occurred in the decline with no adverse impact on the development.

KIBALI UNDERGROUND DECLINE RESULTS

	Quarter ended 30 Jun 2013	Quarter ended 31 Mar 2013	Quarter ended 30 Jun 2012	6 months ended 30 Jun 2013	6 months ended 30 Jun 2012
Ore tonnes mined	—	—	—	—	—
Waste tonnes mined	84 253	44 120	—	128 373	—
Total tonnes mined	84 235	44 120	—	128 373	—
Development metres	865	493	—	1 358	—

Vertical shaft

At the end of June 2013, the presink was at -73 metres. The main activities on the shaft currently are the headgear erection and winder installation. The full mobilisation and procurement of plant and equipment is 94% complete and full sink is scheduled to start in Q4 2013.

KIBALI VERTICAL SHAFT RESULTS

	Quarter ended 30 Jun 2013	Quarter ended 31 Mar 2013	Quarter ended 30 Jun 2012	6 months ended 30 Jun 2013	6 months ended 30 Jun 2012
Vertical metres	59	14	—	73	—

Relocation Action Plan (RAP)

RAP maintained momentum during the quarter with a total of 863 houses completed and over 1 000 families resettled making a total of 3 400 families resettled to date. The Catholic Church Complex is in an advanced stage of completion. To date 11 schools, six clinics and 25 places of prayer have been completed and handed over to the community. The RAP programme is scheduled to be completed by the end of August 2013.

Capital expenditure

Project expenditure ramped up in line with construction activities with a total spend of US$250.1 million (100%) during the quarter. Capital spent for the year to date amounted to US$449.3 million. The capital estimate for phases 1 and 2 of the project has been updated and is now estimated at US$1.69 billion, a 1.8% increase on the previous estimate.

Operational readiness

Kibali progressed in preparing for production by sending local residents for training at Randgold’s Morila and Tongon mines in West Africa. The training is progressing well with knowledge and skills transfer to the attendees being in line with expectation.

Key operational management are in place and integrated in the startup and commissioning plan of the metallurgical facility.

MASSAWA GOLD PROJECT

Work continued on the feasibility study during the quarter. The results of the Central Zone grade control orientation study demonstrated that the 15 metres by 5 metres spacing drilling would be optimal for grade control drilling, while 25 metres by 20 metres spacing was recommended for advanced grade control. Consequently, we plan to test a few lines at this wider spacing over the various areas of the orebody, to confirm the depth projection of the lodes and enable a better overall model to be developed. Initial attempts at drilling these lines with RC have proven unsuccessful due to high water intersections. A similar analysis to what was done on the Central Zone progresses.

In the Northern Zone a similar orientation exercise has been initiated and drilling is complete which has identified two ore lodes where previously a single lode was modelled.

As part of the pressure oxidation testwork, a total of 20 tonnes of metallurgical samples have been shipped to Hazen Research in Denver. All metallurgical holes have been logged and photographed. Samples have been geologically selected to represent ore samples from the various parts of the ore body. Each sample will be crushed and a subsample collected for full geochemical analysis.

The testwork is currently underway and has been directed to ensure we:

•	Correctly define the gravity recoverable component of the samples;

•	Investigate an option to concentrate using flotation after gravity and discard float tails; and

•	Determine if it will be possible to blend the float concentrate instead of ROM feed.

EXPLORATION

This quarter Randgold continued to forge ahead with its exploration projects at a time when the majority of the industry are stopping or severely curtailing exploration activities. With the drop in the gold price and subsequent decline across the industry this period is viewed as an opportunity for Randgold to acquire new exploration ground while at the same time, rationalising its current portfolio and reinforcing its strategic filters.

Four principal areas of focus have been identified:

•	The Mako Belt of eastern Senegal, which hosts the company’s Massawa deposit;

•	The Loulo-Gounkoto mining district (western Mali/eastern Senegal);

•	Northern Côte d’Ivoire; and

•	North eastern DRC.

This plan has resulted in exploration being stopped in both southern Mali and Burkina Faso due to a combination of factors: the lack of access to prospective ground; poor exploration results; and no recent world class discoveries. Permits in these two areas are in the process of being returned to either our partners or the State. Randgold is fulfilling any active joint venture commitments during this closure and relocating its technical teams within the group. While on-the-ground physical exploration is being stopped, both areas have been handed to the generative team to reintegrate the data layers, review the regional interpretations and generate new target areas for potential future permitting or joint ventures as the industry slowdown continues to bite.

As part of our long term strategy in western Mali a JV agreement has been signed with Taurus Gold on the Bakolobi permit which is contiguously along strike to the north of Papillon’s Fekola project and to the south of Gounkoto. Randgold is to fund all costs up to and including the completion of a prefeasibility study for the project as well as minimum annual work commitments to acquire 51% in the project. Thereafter, Randgold may earn up to a 65% interest in the JV by funding the preparation of a feasibility study if Taurus elects not to, or fails to fund its proportionate share of these costs. Following the completion of the feasibility study, each party will be required to fund its proportionate share of all development and mining costs, failing which its participating interest will be subject to dilution.

In Q2 Randgold had eight rigs drilling on four different project sites in three countries: Gounkoto in Mali, Massawa and the Sangola JV in Senegal and Kibali in the DRC.

MALI

Loulo-Gounkoto district

The Loulo district continues to present real opportunity for the addition of quality ounces which are above the current reserve grade as extensions to known deposits as well as hosted within new deposits. As exploration continues and the area matures, the nature of the mineralisation becomes more complex. This in itself is an opportunity as areas previously thought to be evaluated become prospective with the development of alternative models.

Gounkoto

At Gounkoto, work continued to focus on drilling for the underground feasibility study in the Jog Zone, while at the same time a full review of the entire deposit is underway to identify new targets as well as to update geological models based on pit mapping and grade control drilling.

Infill drilling in the Jog Zone continued with the completion of 17 holes for 7 210 metres, six of which were additional resource holes and 11 were geotechnical holes to test the location of possible infrastructure associated with an underground operation. Gold assay results, while confirming the geological model, continue to highlight the variable nature of the grade distribution in this area. Drilling has also intersected a new high grade lode of mineralisation (DSGT07: 25.7 metres at 9g/t, from 65 metres, including 8 metres at 20.96g/t) in the footwall of MZ3, below a package of younger sediments, including conglomerates, which may have been thrust over the Gounkoto stratigraphy. This hole was originally testing a potential decline location. The host rocks, alteration, mineralisation and structural control are all analogous with Gounkoto and therefore this new zone has been termed MZ4. This zone and the potential link to P64 could significantly change the size and economics of an underground operation and therefore we are delaying the completion of the feasibility study until 2014 in order to further explore this additional target area. Recent studies are also indicating that the high grade intersections within the Jog Zone are controlled by fold hinges and further opportunity exists to test the continuity of these folds along strike where mineralisation remains open.

Gounkoto Jog Zone: Diamond drill results received during Q2

Hole ID	From	To	Interval	True Width	Grade	Including	Min Zone
DSGT07	65.00	90.70	25.70	14.17	9.00	8 metres @ 20.96g/t from 66.8 metres	MZ4
DSGT08	555.60	568.20	12.60	8.84	3.34	2.30 metres @ 6.43g/t (558.70 metres) and 2.70 metres @ 5.39g/t (564.40 metres)	MZ3
DSGT09	708.90	721.15	12.25	10.36	0.43		MZ2
DSGT11	233.90	237.80	3.90	2.59	10.12		MZ2
DSGT12	54.00	66.35	12.35	10.73	1.81	1.75 metres @ 6.09g/t (64.60 metres)	MZ3
GKDH372	691.50	706.40	14.90	12.52	0.37		MZ2
GKDH375	251.90	314.00	60.10	48.48	5.38	11.75 metres @15.43g/t from 266 metres	MZ2
GKDH376	316.30	352.20	35.90	29.39	3.25	2.8 metres @ 6.23g/t (316.3 metres) and 4 metres @ 4.62g/t from 323 metres and 2.07 metres @14.83g/t from 348 metres	MZ3
GKDH384	345.45	374.35	28.90	25.27	1.83	2.95 metres @ 6.03g/t from 346.55 metres	MZ3
GKDH385	572.25	604.80	32.55	25.80	4.79	4.80 metres @ 8.23g/t from 572.25 metres and 9.10 metres @ 9.35g/t from 580.9 metres	MZ3
GKDH386	422.60	437.40	14.80	7.44	0.97		MZ2
GKDH388	637.70	665.80	28.10	21.24	17.19	18.85 metres @ 25.05g/t from 644.10 metres	MZ2
GKDH392	631.55	635.00	3.45	2.93	0.34		MZ2

There is a shallow plunge to high grade mineralisation (plus 8g/t) within MZ1 in the southern part of the pit, which is open down plunge. Work is concentrating on the geological controls to this plunge and the design of a programme to test the potential extensions to this plunge.

The hangingwall mineralisation at Gounkoto locates in a poorly defined structure 200 metres above and to the east of the main Gounkoto lodes and extends the full length of the Gounkoto orebody. The most prospective part of this structure occurs over a 500 metre length where the main zone of Gounkoto (MZ1) is at its narrowest, in the pinch zone, which may be exploitable either by open pit, or an underground extension from the Jog Zone. Work has identified a 500 metre long continuous zone of mineralisation which averages plus 3g/t over a true thickness of 25 metres and depth of 150 metres from 80 metres below the surface. Four diamond holes were completed this quarter and confirm the geological continuity of this zone. The mineralised zone is in an area of moderate to strong albite, carbonate and silica alteration with sericite in a fine to medium grained quartzite.

Gounkoto hangingwall zone: Diamond drill results received during Q2

Hole ID	From	To	Interval	True Width	Grade	Including
GKDH393	208.90	229.05	20.15	17.16	1.27	1.1 metres @ 5.1g/t (224.9 metres)
GKDH394	230.85	281.30	50.45	45.06	2.47	10.95 metres @ 4.21g/t (249.4 metres)
GKDH395	200.40	232.75	32.35	30.01	1.04	4 metres @ 1.66g/t (215 metres)
GKDH396	270.35	317.40	47.05	42.24	1.56	4.2 metres @ 7.6g/t (313.4 metres)

A review of the entire Gounkoto deposit is underway, including a full re-log of the core and integration of pit mapping and grade control data, to identify further upside opportunities including extensions to high grade mineralisation and new lodes, particularly in the footwall.

Loulo

At Loulo, work has continued on two promising, but structurally complex targets, which have the potential to host quality ounces within close proximity to the Loulo mill, namely Gara South and Yalea Ridge South. Interpretations have been updated following ground geophysical surveys, field mapping, trenching and pitting. At Gara South folded limestones and greywackes are intersected by north east structures. There are also a number of intrusive rocks seen in the area and strongly ferruginous shears have returned encouraging mineralised intersections in trenches: GST01 - 15 metres at 5.46g/t; and GST02 - 17.9 metres at 2.91g/t including 10.25 metres at 4.55g/t. The majority of the area is overlain by at least three metres of transported alluvial gravels. At Yalea Ridge South, 19 lithosamples averaged 5g/t and recent trenching has returned: YSRT04A - 21 metres at 4.9g/t associated with strong albite alteration, folding with an indication of southerly plunges and a northeast trending shear zone.

Deep drilling programmes below the current ore models at both the Gara and Yalea deposits have highlighted the potential for extensions to high grade mineralisation. Intersections include: Gara - 8.8 metres at 4.75g/t from 1 082.2 metres; and Yalea - 10.72 metres at 4.67g/t from 1 310.13 metres. These targets provide the mining operations with additional options. Further infill drilling at depth in Gara as well as in the ‘purple patch’ at Yalea are upgrading the model ahead of mining.

Underground exploration

Yalea underground

At Yalea, a total of 11 holes for 3 299 metres were drilled to infill and probe the lower margins of the ‘purple patch’ and gaps in the ‘purple patch’ adjacent to an east-west dextral fault to the south. This work has confirmed the potential to extend the ‘purple patch’ with seven holes returning a weighted average of 4.89 metres 9.65g/t.

Gara underground

At Gara, a total of 26 diamond holes for 3 345.5 metres were drilled from CD3, 110L, 140L and stockpile 17 to close the gaps and also investigate lower grade blocks adjacent to high grade zones within the resource model to the north. The majority of these holes returned no surprises and confirmed the model. However, five holes drilled in a high grade zone to the immediate south of the existing development downgraded the model from an average grade of 5.5g/t to an average of 3.6g/t.

SENEGAL

During Q2 work focused on a second grade control orientation study, this time over a 150 metre segment of the North 2 orebody at Massawa, at a 10 metres by 5 metres spacing. Gold assay results have confirmed a high grade lode of mineralisation, previously defined by the resource drilling. Detailed analysis has commenced.

Further analysis of the results from the grade control orientation programme on the Central Zone were also completed with the aim to determine the optimal drilling spacing of the orebody in this zone. Simultaneously follow-up work including trenching has been carried out on greenfields targets around Massawa, although results to date do not warrant pursuit.

An induced polarisation (IP) ground geophysical survey was completed over the KB target to provide a new data layer to define targets for follow-up work in an area with a 25km2 plus 100ppb gold in soil anomaly located in the pressure shadow of a granite intrusion.

Metallurgical samples have now been received by the laboratory for test work to start, both on the gravity recoverable gold from the quartz stibnite veins in the Central Zone, as well as the refractory sulphide ore from the entire orebody.

On the Sangola permit, which was acquired through a joint venture with Goldstone Resources, field mapping, sampling and geological interpretation were completed prior to the commencement of a first phase of RC drilling on the first of four identified targets by quarter end. Gold assay results for this drilling are pending.

COTE D’IVOIRE

Fieldwork commenced on the newly acquired exploration permits of Fapoha North, Fapoha South and Mankono, with soil geochemistry, regolith mapping and geological/structural mapping in order to start generating targets.

At Tongon, phase 1 drilling programmes on targets close to Tongon failed to return results warranting follow-up work and have been rejected from the resource triangle. Mapping and sampling continues on the next set of targets to identify further drill opportunities. The plus 12 kilometre long Oleo North corridor has been soil sampled to generate new targets at the base of the Nielle resource triangle.

At Diaouala, a geological and structural interpretation over the eastern part of the permit has been completed and identified several areas of interest for follow-up programmes. A prospective corridor of plus 7 kilometres, hosting significantly hydrothermal altered and deformed rocks that has returned plus 8g/t has been delineated between Natogo and Soundou. This was prioritised for further infill soil, detail mapping and rock sampling to establish a testable model.

At Boundiali, a first phase of reconnaissance aircore drilling over Fonondara and Katiali has been completed. Gold assay results have returned wide low grade anomalous envelopes. Drilling observations and results are being integrated to decide on further work on these targets. Simultaneously, the next level of targets including the Baya-Kassere corridor and Sani, are being tested with field mapping, pitting and trenching.

DEMOCRATIC REPUBLIC OF CONGO

Kibali

At Kibali exploration work continued to evaluate the upside associated with the KCD deposit as well as trenching and drilling of satellite targets.

KCD

Twelve holes for a total of 6 883.4 metres were drilled during the quarter to further investigate the 9000 lode, which was identified as having high potential for resource to reserve conversion of 0.5Moz at plus 4g/t. Results indicate continuation of high grade mineralisation: DDD577 - 51.7 metres at 6.2g/t including 19 metres at 10.9g/t; DDD578 - 40.6 metres at 9.19g/t including 22.6 metres at 16.05g/t and 20 metres at 5.9g/t (9000 lode FW); DDD580 - 28 metres at 4.52g/t including 8 metres at 12.4g/t; and DDD581 - 27.4 metres at 4.5g/t. A new geological model and estimate will be completed. High grade mineralisation remains open up plunge in the inferred category and new zones of mineralisation in the footwall have been identified and require modelling.

Mengu Hill

At Mengu Hill, three holes drilled down-plunge have intersected strong mineralisation at the base of the pit within inferred categorised resources: MDD058 - 52.2 metres at 5.30g/t from 168 metres including 24 metres at 9.29g/t from 187 metres; MDD063 - 22.5 metres at 3.17g/t from 223 metres; and MDD0064 - 12.2 metres at 11.64g/t from 259 metres. In addition, drilling is being completed to test inferred resources up-plunge at the top of the hill where previous drilling could not be carried out due to steep topography.

Mofu target

Encouraging trench results have been received from a new greenfields target called Mofu over a 400 metre strike length - 26 metres at 13.5g/t, 7 metres at 4.6g/t and 11 metres at 1.2g/t. The target locates three kilometres to the north of Mengu Hill and mineralisation is associated with altered volcaniclastics in contact with ironstone and carbonaceous shale. The results for a further six trenches are pending. On receipt, a geological interpretation will be completed prior to a motivation for a first phase of drilling.

Rhino-Agbarabo

Work continued on the Rhino-Agbarabo area. Drilling has defined a plus 4g/t, 25 metre diameter rod shaped zone of mineralisation at Rhino and reconnaissance work at Agbarabo has identified a further two high grade rods. Mineralisation remains open and will be further tested in Q3.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

US$000	Quarter ended 30 Jun 2013	Quarter ended 31 Mar 2013	Quarter ended 30 Jun 2012 (Restated)+	6 months ended 30 Jun 2013	6 months ended 30 Jun 2012 (Restated)+
REVENUES
Gold sales on spot	228 900	284 687	312 053	513 587	546 345
Total revenues	228 900	284 687	312 053	513 587	546 345

Other income	4 285	7 682	3 356	11 967	2 106

Total income	233 185	292 369	315 409	525 554	548 451

COST AND EXPENSES

Mine production costs	134 307	136 129	97 598	270 436	188 904
Movement in production inventory and ore stockpiles	(23 766)	(18 492)	(723)	(42 258)	(13 374)
Depreciation and amortisation	31 316	49 845	26 251	81 161	47 484
Other mining and processing costs	15 157	17 577	19 054	32 734	34 087

Mining and processing costs	157 014	185 059	142 180	342 073	257 101

Transport and refining costs	721	578	507	1 299	1 301

Royalties	11 586	14 397	16 145	25 983	27 380

Exploration and corporate expenditure	15 354	12 985	13 795	28 339	24 377

Other expenses	—	—	—	—	537

Total costs	184 675	213 019	172 627	397 694	310 696

Finance income	3 670	486	44	899	835
Finance costs	(53)	(3 408)	(666)	(204)	(690)

Finance income/(costs) - net	3 617	(2 922)	(622)	695	145

Share of profits of equity accounted joint ventures	8 592	8 947	6 377	17 539	20 615

Profit before income tax	60 719	85 375	148 537	146 094	258 515

Income tax expense	(6 577)	(3 760)	(6 662)	(10 337)	(12 632)

Profit for the period	54 142	81 615	141 875	135 757	245 883

Other comprehensive income
Loss on available-for-sale financial assets	(1 209)	(884)	(2 520)	(2 093)	(2 056)

Share of equity accounted joint ventures other comprehensive loss	(197)	(164)	(137)	(361)	(4)

Other comprehensive expense	(1 406)	(1 048)	(2 657)	(2 454)	(2 060)

Total comprehensive income	52 736	80 567	139 218	133 303	243 823

Profit attributable to:
Owners of the parent	46 297	69 648	117 469	115 945	206 851
Non-controlling interests	7 845	11 967	24 406	19 812	39 032

	54 142	81 615	141 875	135 757	245 883

Total comprehensive income attributable to:
Owners of the parent	44 891	68 600	114 812	113 491	204 791
Non-controlling interests	7 845	11 967	24 406	19 812	39 032

	52 736	80 567	139 218	133 303	243 823

Basic earnings per share (US$)	0.50	0.76	1.28	1.26	2.25

Diluted earnings per share (US$)	0.50	0.75	1.26	1.24	2.22

Average shares in issue (000)	92 203	92 191	91 860	92 197	91 821

+

As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Consolidated statement of comprehensive income (impact of accounting policy change)’ for details.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

US$000	At 30 Jun 2013	At 31 Mar 2013	At 31 Dec 2012 (Restated)+	At 30 Jun 2012 (Restated)+
Assets
Non-current assets
Property, plant and equipment	1 350 573	1 313 670	1 294 865	1 233 649

Cost	1 729 650	1 661 431	1 592 781	1 464 211
Accumulated depreciation and amortisations	(379 077)	(347 761)	(297 916)	(230 562)

Deferred tax	1 970	1 970	1 970	—

Investments in equity accounted joint ventures	1 062 954	950 243	816 500	641 071
Other investments in joint ventures	45 799	45 015	43 947	51 334

Total investments in joint ventures	1 108 753	995 258	860 447	692 405

Total non-current assets	2 461 296	2 310 898	2 157 282	1 926 054

Current assets
Inventories and ore stockpiles	332 948	298 617	272 609	211 556
Trade and other receivables	233 543	219 628	202 129	184 833
Cash and cash equivalents	44 814	250 210	373 868	439 881
Available-for-sale financial assets	910	2 119	3 003	4 782

Total current assets	612 215	770 574	851 609	841 052

Total assets	3 073 511	3 081 472	3 008 891	2 767 106

Equity attributable to owners of the parent	2 703 259	2 695 747	2 619 014	2 379 946
Non-controlling interests	161 491	157 604	158 673	130 367

Total equity	2 864 750	2 853 351	2 777 687	2 510 313

Non-current liabilities
Loans from minority shareholders	3 198	3 151	3 249	2 987
Deferred tax	23 671	23 671	29 355	33 146
Provision for rehabilitation	52 575	52 575	52 575	34 742

Total non-current liabilities	79 444	79 397	85 179	70 875

Current liabilities
Trade and other payables	110 360	133 973	133 441	176 968
Current tax payable	18 957	14 751	12 584	8 950

Total current liabilities	129 317	148 724	146 025	185 918

Total equity and liabilities	3 073 511	3 081 472	3 008 891	2 767 106

+

As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Consolidated statement of financial position (impact of accounting policy change)’ for details.

These results are presented as the second quarter report of 2013. They have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2012 except for the change in accounting policy on joint venture accounting, and which will form the basis of the 2013 annual report. No other new or amended accounting standards effective for 2013 have had a significant impact on the group. This announcement has been prepared in compliance with IAS 34 - Interim Financial Reporting. These results do not include all the notes of the type normally included in an annual financial report. Accordingly, this condensed report is to be read in conjunction with the annual report for the year 31 December 2012, and any public announcements made by the group during the reporting period. While the information included in this announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not itself contain sufficient information to comply with IFRS. The auditors’ report for the year ended 31 December 2012 was unqualified and did not include references to any matters which the auditor drew attention to by way of emphasis without qualifying their report.

Following the introduction of IFRS 11 Joint Arrangements, the group was required to change its accounting policy on joint ventures from 1 January 2013, with prior periods restated accordingly. Refer to ‘Change in accounting policy - Accounting for investments in equity accounted joint ventures’ in this report for details including a reconciliation to the results presented under the previous accounting policy. The group’s share of its joint ventures have been disclosed as a single line item as ‘total investments in joint ventures’ measured at the aggregate of the carrying amounts of the assets and liabilities that had previously been proportionately consolidated (previously shown on each line of the statement of financial position) at 1 January 2011, excluding minorities, together with the group’s subsequent share of profits and losses of the joint ventures, its share of other comprehensive income and expense, additional investment funding less joint venture dividends.

Property, plant and equipment at cost increased by US$136.9 million for the year ended 30 June 2013. This can be mainly attributed to capital expenditure at Loulo on decline developments at the Yalea and Gara underground mines. The group’s capital commitments for the next year (including its share of its equity accounted joint ventures) at 30 June 2013 amounted to US$131.4 million with the majority relating to Kibali (US$68.0 million) and Loulo (US$56.6 million).

Investments in equity accounted joint ventures reflect the group’s share of its equity accounted investments, mainly in Kibali as well as its asset leasing joint ventures. Other investments in joint ventures reflect the group’s loans advanced to RAL 1 Limited, one of the group’s asset leasing joint ventures. The total investment in joint ventures primarily represents the original cost of acquiring Kibali, subsequent funding of the Kibali capital expenditure and the group’s interest in leasing assets. There is no cost attributed to Morila as Morila has repaid its capital and is paying regular dividends. The increase of US$113.5 million in total investments in joint ventures mainly reflects funds advanced to Kibali during the quarter for the construction of the Kibali project which is substantially included within the joint venture’s underlying balance sheet as property, plant and equipment and cash.

The increase of US$34.3 million in inventories and current ore stockpiles is primarily a result of the increase in ore stockpiles at Tongon and Gounkoto in line with the mine plans, an increase in stores consumables at Loulo due to increased demand, as well as an increase in gold on hand balances.

The increase in trade and other receivables of US$13.9 million since 31 December 2012 is substantially due to an increase in recoverable VAT balances at Loulo, partially offset by lower gold debtor balances at Loulo compared to 31 December 2012, due to the timing of gold shipments. The group had received claims for various taxes from the State of Mali totalling US$86.2 million, in respect of the Loulo, Gounkoto and Morila mines. Having taken professional advice, the group considers the claim to be wholly without merit or foundation and is strongly defending its position, including following the appropriate legal process for disputes within Mali. Both companies have legally binding mining conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve this issue. During the quarter, Loulo submitted a request for arbitration at the International Court of the Settlement of Investment Disputes against the State of Mali in relation to certain of the disputed tax claims. It is expected arbitrators will be appointed over the next quarter and whilst a date for the formal hearing is still to be announced it is likely to occur during 2014. No provision is made in respect of the claim amounts.

The decrease in cash of US$329.1 million since 31 December 2012 largely reflects the group’s continued investment in capital expenditure in its subsidiaries, additional investments in joint ventures to fund capital expenditure, especially at Kibali, dividends paid to shareholders (US$46.1 million), as well as the State of Mali’s portion of the Gounkoto dividends (US$17.0 million) which were paid in March and May 2013 respectively.

The company has entered into a US$200 million unsecured revolving credit facility with HSBC and three other banks. The interest rate is libor plus 1.50% at the lower end of the leverage grid. The facility matures in May 2016. Based on the company’s current cash resources and facilities, projected operating cash flows and capital expenditure, the company is confident it will be able to meet its obligations at the prevailing gold price.

The decrease in deferred taxation of US$5.7 million year on year mainly relates to a deferred tax release on the Yalea capitalised stripping cost at Loulo due to mining which occurred during the quarter.

Trade and other payables decreased by US$23.1 million, mainly as a result of the timing of settlement of creditors.

Current tax payable of US$19.0 million increased by US$6.4 million and includes a corporate tax charge of US$3.8 million related to Gounkoto, following the cessation of the tax holiday on 31 May 2013. Tongon benefits from a five year tax holiday from the start of production in December 2010.

CONSOLIDATED CASH FLOW STATEMENT

US$000	6 months ended 30 Jun 2013	6 months ended 30 June 2012 (Restated)+
Profit after tax	135 757	245 883
Income tax expense	10 337	12 632

Profit before income tax	146 094	258 515
Share of profits of equity accounted joint ventures	(17 539)	(20 615)
Adjustment for non-cash items	96 764	61 105
Effects of change in operating working capital items	(113 614)	(55 756)

Receivables	(32 120)	(107 946)
Inventories and ore stockpiles	(60 339)	(20 549)
Trade and other payables	(21 155)	72 739

Dividends received from equity accounted joint ventures	8 000	40 000
Income tax paid	(9 631)	(4 697)

Net cash generated from operating activities	110 074	278 552

Additions to property, plant and equipment	(136 869)	(157 569)

Funds invested in equity accounted joint ventures	(239 128)	(114 709)

Net cash used by investing activities	(375 997)	(272 278)

Proceeds from issue of ordinary shares	—	7 124

Dividends paid to company’s shareholders	(46 137)	(36 737)

Dividends paid to non-controlling interests	(16 994)	—

Net cash used by financing activities	(63 131)	(29 613)

Net decrease in cash and cash equivalents	(329 054)	(23 339)
Cash and cash equivalents at beginning of period	373 868	463 220

Cash and cash equivalents at end of period	44 814	439 881

+

As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Consolidated statement of cash flow (impact of accounting policy change)’ for details.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Number of ordinary shares	Share capital US$000	Share premium US$000	Other reserves* US$000	Retained earnings+ US$000	Total equity attributable to owners of parent+ US$000	Non- controlling interests+ US$000	Total equity+ US$000
Balance - 31 Dec 2011 (as previously reported)	91 717 070	4 587	1 386 939	40 531	759 209	2 191 266	111 950	2 303 216

Change in accounting policy+	—	—	—	—	—	—	(7 598)	(7 598)

Balance - 31 Dec 2011 (restated)	91 717 070	4 587	1 386 939	40 531	759 209	2 191 266	104 352	2 295 618

Share of other comprehensive income of associates	—	—	—	(4)	—	(4)	—	(4)

Fair value movement on available-for-sale financial assets	—	—	—	(2 056)	—	(2 056)	—	(2 056)

Other comprehensive income	—	—	—	(2 060)	—	(2 060)	—	(2 060)

Net profit for the period	—	—	—	—	206 851	206 851	39 032	245 883

Total comprehensive income for the period	—	—	—	(2 060)	206 851	204 791	39 032	243 823

Share-based payments	—	—	—	12 944	—	12 944	—	12 944

Share options exercised	109 148	6	7 118	—	—	7 124	—	7 124

Reserves transfer on exercise of options previously expensed under IFRS 2	—	—	797	(797)	—	—	—	—

Shares vested#	58 285	2	3 618	(3 062)	—	588	—	558

Dividend relating to 2011	—	—	—	—	(36 737)	(36 737)	—	(36 737)

Non-controlling interest share of Gounkoto dividend	—	—	—	—	—	—	(13 017)	(13 017)

Balance - 30 June 2012	91 884 503	4 595	1 398 472	47 556	929 323	2 379 946	130 367	2 510 313

Balance - 31 Dec 2012 (as previously reported)	92 061 153	4 603	1 409 144	50 994	1 154 273	2 619 014	166 108	2 785 122

Change in accounting policy+	—	—	—	—	—	—	(7 435)	(7 435)

Balance - 31 Dec 2012 (restated)	92 061 153	4 603	1 409 144	50 994	1 154 273	2 619 014	158 673	2 777 687

Share of other comprehensive loss of associates	—	—	—	(361)	—	(361)	—	(361)

Fair value movement on available-for-sale financial assets	—	—	—	(2 093)	—	(2 093)	—	(2 093)

Other comprehensive expense	—	—	—	(2 454)	—	(2 454)	—	(2 454)

Net profit for the period	—	—	—	—	115 945	115 945	19 812	135 757

Total comprehensive income/ (expense) for the period	—	—	—	(2 454)	115 945	113 491	19 812	133 303

Share-based payments	—	—	—	14 941	—	14 941	—	14 941

Share options exercised	2 750	—	61	—	—	61	—	61

Reserves transfer on exercise of options previously expensed under IFRS 2	—	—	16	(16)	—	—	—	—

Shares vested#	142 628	7	11 697	(9 815)	—	1 889	—	1 889

Dividend relating to 2012	—	—	—	—	(46 137)	(46 137)	—	(46 137)

Non-controlling interest share of Gounkoto dividend	—	—	—	—	—	—	(16 994)	(16 994)

Balance - 30 June 2013	92 206 531	4 610	1 420 918	53 650	1 224 081	2 703 259	161 491	2 864 750

*	Other reserves includes the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.
#

Restricted shares were issued as remuneration to executive directors, non-executive directors and senior management. Shares were also issued to executive directors following approval of their 2012 and 2011 annual bonuses. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

+

As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods restated accordingly. Refer to ‘Change in accounting policy - Accounting for investments in equity accounted joint ventures’ for details.

NON-GAAP MEASURES

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

Previously, total cash costs and cash operating costs only included costs associated with activities at each operating mine. The group changed the treatment of total cash costs and cash operating costs in Q4 2012, by including all costs and activities across the group, after elimination of intra group transactions. This does not impact the individual mines as the adjustment reflects consolidation level adjustments. The Q2 2012 and six months ended 30 June 2012 comparative periods have been restated accordingly with the other periods restated in Q4 2012.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Total cash costs and cash cost per ounce also include our share of our equity accounted joint ventures’ total cash costs and cash cost per ounce.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. As discussed above, the treatment of total cash costs and cash operating costs were amended in Q4 2012 and all comparative periods have been adjusted accordingly. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortisation would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating cost per ounce is calculated by dividing cash operating costs by gold ounces sold for the periods presented.

Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Gold sales include our share of our equity accounted joint ventures’ gold sales.

Profit from mining activity+ is calculated by subtracting total cash costs from gold sales for all periods presented. Profit from mining includes our share of our equity accounted joint ventures.

Gold on hand represents gold in doré at the mines multiplied by the prevailing spot gold price at the end of the period. Gold on hand includes our share of our equity accounted joint ventures’ gold on hand.

The following table reconciles gold sales, total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the statement of comprehensive income, determined in accordance with IFRS, for each of the periods set out below:

NON-GAAP US$000	Quarter ended 30 Jun 2013	Quarter ended 31 Mar 2013	Quarter ended 30 Jun 2012	6 months ended 30 Jun 2013	6 months ended 30 Jun 2012
Gold sales per IFRS#	228 900	284 687	312 053	513 537	546 345

Gold sales adjustments for joint ventures+	23 910	24 359	34 510	48 269	71 555

Gold sales*	252 810	309 046	346 563	561 856	617 900

Mine production costs#	134 307	136 129	97 598	270 436	188 904
Movement in production inventory and ore stockpiles#	(23 766)	(18 492)	(723)	(42 258)	(13 374)
Transport and refinery costs#	721	578	507	1 299	1 301
Royalties#	11 586	14 397	16 145	25 983	27 380
Other mining and processing costs#	15 157	17 577	19 054	32 734	34 087
Cash costs adjustments for joint ventures+	9 529	8 442	16 297	17 971	28 390

Total cash costs*	147 534	158 631	148 878	306 165	266 688

Profit from mining activity*	105 276	150 415	197 685	255 691	351 212

Ounces sold	185 489	188 654	215 825	374 143	375 046

Total cash cost per ounce sold*	795	841	690	818	711

Cash operating cost per ounce sold*	725	757	605	741	627

Gold on hand at period end*	36 032	31 180	7 965	36 032	7 965

*	Refer to explanation of non-GAAP measures provided.
#	Figures extracted from IFRS results.
+

As previously reported, following the introduction and adoption of IFRS 11 Joint Arrangements, the group changed its accounting policy on joint ventures from 1 January 2013 with prior periods re-stated. As such, the IFRS results no longer include the results of the joint ventures on a line by line basis. The group includes the gold sales and cash costs associated with the joint venture results in its non-GAAP measures.

The gold sales adjustments per quarter reflect our 40% share of Morila’s gold sales.

The cash costs adjustments per quarter primarily reflect our 40% share of Morila’s cash costs, as well as our 50.1% share in RAL 1 Limited’s (RAL 1) cash cost adjustments.

The previous figures are stated after the effects of restatements to prior periods, by including all costs and activities across the group, after elimination of intra group transactions, as detailed in Q4 2012.

Impact of change in treatment in Q2 2012 of total cash cost per ounce sold and cash operating cost per ounce sold	Quarter ended 30 Jun 2012	6 months ended 30 Jun 2012
Increase in gold sales (US$000)	1 204	762
Decrease in total cash costs (US$ 000)	2 745	4 554
Increase in profit from mining activity (US$ 000)	3 949	5 316

Impact on total cash cost per ounce sold and cash operating cost per ounce sold (US$/oz)	13	12

Change in accounting policy - accounting for investments in equity accounted joint ventures

As previously reported, the group changed its accounting policy on joint ventures from 1 January 2013 following the introduction of IFRS 11 Joint Arrangements which applies to the current period. The joint venture agreements and structures for Kibali and Morila, together with the asset leasing joint ventures (KAS 1 Limited and RAL 1 Limited) provide the group with interests in the net assets of those companies, rather than interests in underlying assets and obligations. Accordingly, under IFRS 11, the group’s share of joint ventures have been accounted for using the equity method rather than proportionately consolidated, from the beginning of the earliest period presented (1 January 2011).

The group’s share of its joint ventures has been disclosed as a single line item as ‘total investments in joint ventures’ on the consolidated statement of financial position measured at the aggregate of the carrying amounts of the assets and liabilities that had previously been proportionately consolidated (shown on each line of the statement of financial position) at 1 January 2011, excluding minorities, together with the group’s subsequent share of profits and losses of the joint ventures, its share of other comprehensive income and expense, additional investment and loans less joint venture dividends. The group’s share of profits and other comprehensive income of the joint ventures are accounted for in the statement of comprehensive income as ‘share of profits of equity accounted joint ventures’ and ‘share of other comprehensive income of equity accounted joint ventures’. In the consolidated cash flow statement, the group’s cash flows from the joint ventures have been disclosed separately.

The nature of the adjustments involved equity accounting for our share in Kibali Goldmines SPRL at 45%, whereas previously was 50% proportionately consolidated, including 5% non-controlling interest. The impact on the primary statements is shown below.

The adjustments also include presenting the primary financial statements as if we have always been equity accounting our share in our joint ventures and associates from the earliest period presented (1 January 2011) with key changes summarised as follows:

•

On the statement of comprehensive income, the key changes relate to accounting for our share in the profits and losses of the equity accounted joint ventures being shown in a single line item ‘Share of profits of equity accounted joint ventures’ which represents the post-tax profits and losses of the joint ventures’;

•	Other income now includes 100% of management fees charged to equity accounted joint ventures with the group’s share of the cost included in ‘Share of profits of equity accounted joint ventures’;

•	The group’s share of the equity accounted joint ventures’ income and expenditure has been removed from the individual line items;

•

Changes on the statement of financial position relate to the group’s share of its equity accounted joint ventures’ net assets being accounted for in a single line ‘total investments in joint ventures’;

•	The group’s share of the equity accounted joint ventures’ assets and liabilities have been removed from the individual line items; and

•

Changes on the cash flow statement include disclosing dividends received from equity accounted joint ventures in a separate line under operating activities, as well as disclosing additional invested funds in separate lines under investing activities. Other loans advanced and repaid (where applicable) are recognised within investing activities.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(impact of accounting policy change)

US$000	Quarter ended 30 Jun 2013 (as per previous accounting policy)	Quarter ended 30 Jun 2013 (as per new accounting policy)	Adjustment	Quarter ended 31 Mar 2013 (as per previous accounting policy)	Quarter ended 31 Mar 2013 (as per new accounting policy)	Adjustment	Quarter ended 30 Jun 2012 (as previously reported)	Quarter ended 30 Jun 2012 (as per new accounting policy)	Adjustment	6 months ended 30 Jun 2013 (as per previous accounting policy)	6 months ended 30 Jun 2013 (as per new accounting policy)	Adjustment	6 months ended 30 Jun 2012 (as previously reported)	6 months ended 30 Jun 2012 (as per new accounting policy)	Adjustment
REVENUES

Gold sales on spot	252 810	228 900	(23 910)	309 046	284 687	(24 359)	346 563	312 053	(34 510)	561 856	513 587	(48 269)	617 900	546 345	(71 555)

Total revenues	252 810	228 900	(23 910)	309 046	284 687	(24 359)	346 563	312 053	(34 510)	561 856	513 587	(48 269)	617 900	546 345	(71 555)

Other income	5 617	4 285	(1 332)	7 959	7 682	(277)	1 049	3 356	2 307	13 576	11 967	(1 609)	2 106	2 106	—

Total income	258 427	233 185	(25 242)	317 005	292 369	(24 636)	347 612	315 409	(32 203)	575 432	525 554	(49 878)	620 006	548 451	(71 555)

COST AND EXPENSES

Mine production costs	139 443	134 307	(5 136)	141 403	136 129	(5 274)	102 939	97 598	(5 341)	280 846	270 436	(10 410)	200 147	188 904	(11 243)
Movement in production inventory and ore stockpiles	(23 148)	(23 766)	(618)	(18 885)	(18 492)	393	5 946	(723)	(6 669)	(42 033)	(42 258)	(225)	(4 833)	(13 374)	(8 541)
Depreciation and amortisation	34 289	31 316	(2 973)	52 942	49 845	(3 097)	29 370	26 251	(3 119)	87 231	81 161	(6 070)	53 313	47 484	(5 829)
Other mining and processing costs	17 301	15 157	(2 144)	19 618	17 577	(2 041)	21 200	19 054	(2 146)	36 919	32 734	(4 185)	38 260	34 087	(4 173)

Mining and processing costs	167 885	157 014	(10 871)	195 078	185 059	(10 019)	159 455	142 180	(17 275)	362 963	342 073	(20 890)	286 887	257 101	(29 786)

Transport and refining costs	920	721	(199)	634	578	(56)	575	507	(68)	1 554	1 299	(255)	1 435	1 301	(134)

Royalties	13 018	11 586	(1 432)	15 861	14 397	(1 464)	18 218	16 145	(2 073)	28 879	25 983	(2 896)	31 679	27 380	(4 299)

Exploration and corporate expenditure	16 186	15 354	(832)	13 667	12 985	(682)	14 292	13 795	(497)	29 853	28 339	(1 514)	25 153	24 377	(776)

Other expenses	—	—	—	—	—	—	1 210	—	(1 210)	—	—	—	5 437	537	(4 900)

Total costs	198 009	184 675	(13 334)	225 240	213 019	(12 221)	193 750	172 627	(21 123)	423 249	397 694	(25 555)	350 591	310 696	(39 895)

Finance income	3 468	3 670	(202)	492	486	(6)	375	44	331	659	899	(240)	840	835	(5)
Finance costs	(29)	(53)	24	(3 430)	(3 408)	22	(1 042)	(666)	(376)	(158)	(204)	46	(761)	(690)	71

Finance income/(costs) - net	3 439	3 617	(178)	(2 938)	(2 922)	16	(667)	(622)	(45)	501	695	(194)	79	145	66

Share of profits of equity accounted joint ventures	—	8 592	8 592	—	8 947	8 947	—	6 377	6 377	—	17 539	17 539	—	20 615	20 615

Profit before income tax	63 857	60 719	(3 138)	88 827	85 375	(3 452)	153 195	148 537	(4 658)	152 684	146 094	(6 590)	269 494	258 515	(10 979)

Income tax expense	(9 715)	(6 577)	3 138	(7 212)	(3 760)	3 452	(11 320)	(6 662)	4 658	(16 927)	(10 337)	6 590	(23 611)	(12 632)	10 979

Profit for the period	54 142	54 142	—	81 615	81 615	—	141 875	141 875	—	135 757	135 757	—	245 883	245 883	—

Other comprehensive income

Gain/(loss) on available-for-sale financial assets	(1 406)	(1 209)	197	(1 048)	(884)	164	(2 657)	(2 520)	137	(2 454)	(2 093)	361	(2 060)	(2 056)	4

Share of equity accounted joint ventures other comprehensive income/(expense)	—	(197)	(197)	—	(164)	(164)	—	(137)	(137)	—	(361)	(361)	—	(4)	(4)

Other comprehensive income/(expense)	(1 406)	(1 406)	—	(1 048)	(1 048)	—	(2 657)	(2 657)	—	(2 454)	(2 454)	—	(2 060)	(2 060)	—

Total comprehensive income	52 736	52 736	—	80 567	80 567	—	139 218	139 218	—	133 303	133 303	—	243 823	243 823	—

Profit attributable to:
Owners of the parent	46 375	46 297	(78)	69 706	69 648	(58)	117 463	117 469	6	116 081	115 945	(136)	206 903	206 851	(52)

Non-controlling interests	7 767	7 845	78	11 909	11 967	58	24 412	24 406	(6)	19 676	19 812	136	38 980	39 032	52

	54 142	54 142	—	81 615	81 615	—	141 875	141 875	—	135 757	135 757	—	245 883	245 883	—

Total comprehensive income attributable to:
Owners of the parent	44 969	44 891	(78)	68 658	68 600	(58)	114 806	114 812	6	113 627	113 491	(136)	204 843	204 791	(52)

Non-controlling interests	7 767	7 845	78	11 909	11 967	58	24 412	24 406	(6)	19 676	19 812	136	38 980	39 032	52

	52 736	52 736	—	80 567	80 567	—	139 218	139 218	—	133 303	133 303	—	243 823	243 823	—

Basic earnings per share (US$)	0.50	0.50	—	0.76	0.76	—	1.28	1.28	—	1.26	1.26	—	2.25	2.25	—

Diluted earnings per share (US$)	0.50	0.50	—	0.75	0.75	—	1.26	1.26	—	1.24	1.24	—	2.22	2.22	—

Average shares in issue (000)	92 203	92 203	—	92 191	92 191	—	91 860	91 860	—	92 197	92 197	—	91 821	91 821	—

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(impact of accounting policy change)

US$000	At 30 Jun 2013 (as per previous accounting policy)	At 30 Jun 2013 (as per new accounting policy)	Adjustment	At 31 Mar 2013 (as per previous accounting policy)	At 31 Mar 2013 (as per new accounting policy)	Adjustment	At 30 Jun 2012 (as previously reported)	At 30 Jun 2012 (as per new accounting Policy)	Adjustment
Assets
Non-current assets
Property, plant and equipment	1 945 063	1 350 573	(594 490)	1 825 309	1 313 670	(511 639)	1 476 729	1 233 649	(243 080)

Cost	2 401 583	1 729 650	(671 933)	2 247 540	1 661 431	(586 109)	1 767 590	1 464 211	(303 379)
Accumulated depreciation and amortisations	(456 520)	(379 077)	77 443	(422 231)	(347 761)	74 470	(290 861)	(230 562)	60 299

Deferred tax	2 678	1 970	(708)	2 678	1 970	(708)	—	—	—

Investment in equity accounted joint ventures	—	1 062 954	1 062 954	—	950 243	950 243	—	641 071	641 071
Other investments in joint ventures	—	45 799	45 799	—	45 015	45 015	—	51 334	51 334

Total investments in joint ventures	—	1 108 753	1 108 753	—	995 258	995 258	—	692 405	692 405
Trade and other receivables	8 507	—	(8 507)	8 336	—	(8 336)	2 590	—	(2 590)
Mineral properties	406 000	—	(406 000)	406 000	—	(406 000)	406 000	—	(406 000)

Total non-current assets	2 362 248	2 461 296	99 048	2 242 323	2 310 898	68 575	1 885 319	1 926 054	40 735

Current assets
Inventories and ore stockpiles	365 307	332 948	(32 359)	325 965	298 617	(27 348)	230 250	211 556	(18 694)
Trade and other receivables	400 859	233 543	(167 316)	338 813	219 628	(119 185)	231 715	184 833	(46 882)
Cash and cash equivalents	71 764	44 814	(26 950)	288 017	250 210	(37 807)	452 881	439 881	(13 000)
Available-for-sale financial assets	1 022	910	(112)	2 427	2 119	(308)	5 433	4 782	(651)

Total current assets	838 952	612 215	(226 737)	955 222	770 574	(184 648)	920 279	841 052	(79 227)

Total assets	3 201 200	3 073 511	(127 689)	3 197 545	3 081 472	(116 073)	2 805 598	2 767 106	(38 492)

Equity attributable to owners of the parent	2 703 259	2 703 259	—	2 695 747	2 695 747	—	2 379 998	2 379 946	(52)
Non-controlling interests	168 790	161 491	(7 299)	164 981	157 604	(7 377)	137 913	130 367	(7 546)

Total equity	2 872 049	2 864 750	(7 299)	2 860 728	2 853 351	(7 377)	2 517 911	2 510 313	(7 598)

Non-current liabilities
Loans from minority shareholders	3 198	3 198	—	3 151	3 151	—	2 987	2 987	—
Deferred tax	23 671	23 671	—	23 671	23 671	—	33 651	33 146	(505)
Long term borrowings	11 708	—	(11 708)	12 820	—	(12 820)	—	—	—
Provision for rehabilitation	61 204	52 575	(8 629)	60 046	52 575	(7 471)	40 491	34 742	(5 749)

Total non-current liabilities	99 781	79 444	(20 337)	99 688	79 397	(20 291)	77 129	70 875	(6 254)

Current liabilities
Trade and other payables	207 133	110 360	(96 773)	211 244	133 973	(77 271)	199 566	176 968	(22 598)
Current tax payable	21 035	18 957	(2 078)	24 461	14 751	(9 710)	10 992	8 950	(2 042)
Short term portion of long term borrowing	1 202	—	(1 202)	1 424	—	(1 424)	—	—	—

Total current liabilities	229 370	129 317	(100 053)	237 129	148 724	(88 405)	210 558	185 918	(24 640)

Total equity and liabilities	3 201 200	3 073 511	(127 689)	3 197 545	3 081 472	(116 073)	2 805 598	2 767 106	(38 492)

CONSOLIDATED CASH FLOW STATEMENT

(impact of accounting policy change)

US$000	6 months ended 30 Jun 2013 (as per previous accounting policy)	6 months ended 30 Jun 2013 (as per new accounting policy)	Adjustment	6 months ended 30 Jun 2012 (as previously reported)	6 months ended 30 Jun 2012 (as per new accounting policy)	Adjustment
Profit after tax	135 757	135 757	—	245 883	245 883	—
Income tax expense	16 927	10 337	(6 590)	23 611	12 632	(10 979)

Profit before income tax	152 684	146 094	(6 590)	269 494	258 515	(10 979)
Share of profits of equity accounted joint ventures	—	(17 539)	(17 539)	—	(20 615)	(20 615)
Adjustment for non-cash items	105 285	96 764	(8 521)	67 502	61 105	(6 397)
Effects of change in operating working capital items	(199 999)	(113 614)	86 385	(86 059)	(55 756)	30 303

Receivables	(130 442)	(32 120)	98 322	(118 538)	(107 946)	10 592
Inventories and ore stockpiles	(73 008)	(60 339)	12 669	(11 300)	(20 549)	(9 249)
Trade and other payables	3 451	(21 155)	(24 606)	43 779	72 739	28 960

Dividends received from equity accounted joint ventures	—	8 000	8 000	—	40 000	40 000
Income tax paid	(18 353)	(9 631)	8 722	(17 337)	(4 697)	12 640

Net cash generated from operating activities	39 617	110 074	70 457	233 600	278 552	(44 952)

Additions to property, plant and equipment	(290 146)	(136 869)	153 277	(238 750)	(157 569)	81 181

Funds invested in equity accounted joint ventures	—	(239 128)	(239 128)	—	(114 709)	(114 709)

Net cash used by investing activities	(290 146)	(375 997)	(85 851)	(238 750)	(272 278)	(33 528)

Proceeds from issue of ordinary shares	—	—	—	7 124	7 124	—

Increase/(decrease) in long term loans	(1 864)	—	(1 864)	—	—	—

Dividends paid to company’s shareholders	(46 137)	(46 137)	—	(36 737)	(36 737)	—

Dividends paid to non-controlling interests	(16 994)	(16 994)	—	—	—	—

Net cash used by financing activities	(64 995)	(63 131)	(1 864)	(29 613)	(29 613)	—

Net decrease in cash and cash equivalents	(315 524)	(329 054)	(13 530)	(34 763)	(23 339)	11 424

Cash and cash equivalents at beginning of period	387 288	373 868	(13 420)	487 644	463 220	(24 424)

Cash and cash equivalents at end of period	71 764	44 814	(26 950)	452 881	439 881	(13 000)

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The group is subject to a variety of risks and uncertainties which are the result of not only the business environment in which it operates but also of other factors over which it has little or no control. The board is responsible for the group’s systems of risk management and internal control as well as reviewing their operational effectiveness on a regular basis.

The group’s business units and functions assess the potential economic and non-economic consequences of their respective risks using a group level risk standard. Principal risks and uncertainties are identified when the board, through the business unit or function, determines the potential consequences which could be materially significant at a group level or where the risk is connected and may trigger a succession of events that, in aggregate, become material to the group. Once identified, each principal risk and uncertainty is reviewed by the relevant internal experts and by the board.

A formal annual risk analysis and critical review is performed across the business to evaluate the risks the group faces and refresh these to reflect the changes in our business and operational profile. From this review a number of risks and uncertainties have been identified with regard to the successful delivery of the group’s business plan. The key risks are set out in the table below and indicate the principal risks associated with the current business plan.

The group’s strategy takes into account known risks but there may be additional risks unknown to the group and other risks, currently believed to be immaterial, which could develop into material risks. The risk factors outlined below omit the management detail on how each risk is managed and mitigated and the potential financial impact of the risks on the group. A full analysis of the group’s risk factors as well as its risk management processes are documented in the 2012 annual report which should be considered along with the 2012 annual report on Form 20F, both of which are available on the group’s website www.randgoldresources.com.

The group has a clear framework for identifying and managing risk and our risk identification and mitigation processes have been designed to be responsive to the ever changing environments in which we operate. As such we are continually evaluating risks to ensure the business achieves its strategic objectives; however management believes the principal risks and uncertainties have not changed significantly from those described in the annual report and the annual report on Form 20F.

The principal risks and uncertainties may materialise individually, simultaneously or in combination and should be considered in connection with any forward looking statements in this document, the country analysis in the 2012 annual report and the ‘Cautionary note regarding forward-looking statements’ of this report.

EXTERNAL RISKS	NATURE AND IMPACT

Gold price volatility	The gold price and demand are volatile and influenced by world economic conditions. Group earnings and cash flow are subject to the current gold price and therefore continued or significant declines in the gold price will affect earnings and cash flow. Group planning and forecasting are subject to gold price assumptions and therefore changes to the gold price may affect the group’s ability to fund its capital projects.

Country risk	The group operates in jurisdictions where changes may occur to the political environment and governments may seek a greater share of mineral wealth. Inadequate monitoring of in-country political instability and uncertainty or failure to adapt to changes to terms applicable to the group’s operations may impact the ability to sustain operations, prevent the group from making future investments or result in increased costs for the group.

Corporate, social and environmental responsibility	Some of the group’s current and potential operations are located near communities that may regard these operations as being detrimental to them. Poor management of stakeholder communication and expectations with a lack of community development activities or regard for environmental responsibility may lead to the inability to sustain operations in the area and impact the group’s ability to expand into other regions. Failure to understand social and environmental contexts can lead to insufficient planning, resourcing and costing of projects. Failure to comply with environmental regulations could lead to fines and, in the extreme, loss of operating licence.

Supply routes	Due to the remote location of the operations the disruption of supply route may cause delays with construction and mine activities. Supply chain failures, disruptions or significantly increased costs within the supply chain could have an adverse effect on the group’s operations.

FINANCIAL RISKS	NATURE AND IMPACT

Operating and capital cost control	Operating cost and capital cost control are a key factor in the group’s profitability. Failure to control operating cost of production or operational objectives will result in reduced margins and profitability. Failure or inability to monitor capital expenditure and progress of capital projects may result in financial losses, overspend on projects and cause returns to be eroded. General cost inflation in the mining sector could affect the operations and projects resulting in significant pressure on operating and capital costs.

Insufficient liquidity, inappropriate financial strategy, poor treasury management and inability to access funding from global credit and capital markets	The group may be required to seek additional funding from the global credit and capital markets to develop its properties. Volatility and uncertainty in those markets could adversely affect the group’s operations, treasury position and the ability to obtain financing and capital resources required by the business. Inappropriate treasury management of the group’s surplus cash, counter party risk or significant changes in exchange rates could adversely affect the group’s operations and profitability and in the extreme may impact on the group’s ability to continue as a going concern.

In-country tax regimes	The group operates in jurisdictions which may change tax or fiscal regimes and regulations and, failure to adapt to such issues may result in fines and financial losses. Inability to enforce legislation over tax or incorrectly applied legislation may result in lengthy arbitration and loss of profits.

OPERATIONAL RISKS	NATURE AND IMPACT

Production, reserves and resources	The group’s mining operations may yield less gold under actual production conditions than indicated by its gold reserve figures, which are estimates based on a number of assumptions, including mining and recovery factors, production costs and gold price. In such instances the group’s profitability may be affected should actual production be lower than indicated reserves. Should the prevailing gold price not support or sustain the valuation the carrying value of assets may be impaired.

Environmental, health, safety and security incident	The mining sector is subject extensive health, safety and environmental laws, regulations and standards alongside stakeholder expectations. Failure to maintain environmental, health and safety standards’ may result in significant environmental or safety incidents or deterioration in safety performance standards leading to loss of life or significant loss of time and disruption or damage to operations. Evolving regulation and standards could result in increased costs, litigation or in extreme cases may threaten the viability of an operation.

Risks associated with underground mining and geotechnical failure	The group has a number of underground projects which are subject to the extensive risks associated with underground mining. Failure to monitor or mitigate such risks may affect the profitability of the group and the operational performance. Failure to consider geotechnical failure in planning and then monitor the impact during operations may impact the geotechnical stability of pits and underground mining operations. Extreme weather conditions such as high rainfall may also impact the geotechnical stability of the pits and therefore could impact mining operations.

STRATEGIC RISKS	NATURE AND IMPACT

Lack of identification of new exploration targets and exploration failure	The replacement of reserves and resources is key to the long term delivery of the group’s exploration led growth strategy and therefore the lack of identification of new exploration targets may lead to a loss of revenue and an inability to grow and meet strategic objectives. Exploration and development are costly activities with no guarantee of success, but are necessary for future growth of the group.

Failure to attract and retain its key staff and poor succession planning	The loss of any key staff or the lack of internal succession planning and the failure to attract appropriate staff within the group may cause short term disruption to the business and operations.

GENERAL

Overall the company has performed well in respect of both its operating assets and its development projects. Consequently, the groups’ overall key performance indicators set earlier in the year remain intact and the company is anticipating higher production in the second half of 2013 as forecast. Similarly, the company’s exploration activities continue to make meaningful progress, both in respect of existing projects and across its greenfields portfolio, in support of its organic growth objectives.

The directors confirm to the best of their knowledge that:

a)	These second quarter results have been prepared in accordance with IAS 34 as adopted by the European Union; and

b)	The interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board

D M Bristow	G P Shuttleworth
Chief Executive	Financial Director
7 August 2013

RANDGOLD RESOURCES NEWS UPDATES

BUSINESS MODEL WELL POSITIONED TO HANDLE LOWER GOLD PRICE

The US$200 million unsecured revolving credit facility (RCF) negotiated on favourable terms by Randgold during the past quarter, combined with the company’s strong operational cash flows, will reinforce its ability to implement its growth plans.

Randgold is well placed to deal with the recent correction in the gold price, as it has in any event always planned its operations to deliver returns at lower gold price levels. In addition, the inherent flexibility of its orebodies provides a cushion against price fluctuations.

The anticipated production at Kibali and the various groupwide efficiency improvement projects are expected to help drive down costs, while Loulo and Gounkoto are close to accessing their higher grade zones.

Company CFO Graham Shuttleworth says, “We continually test our business plans against all realistically foreseeable price scenarios and the RCF initiative was born out of the strategic review we held at the beginning of the year to ensure that these plans were aligned with the lower gold price. While we believe we’re well positioned to cope with the downturn, we felt it would be prudent to buy some insurance in the shape of the RCF.”

UPSIDE CONTINUES TO DELIVER

Drilling and remodelling of the KCD orebody have increased Kibali’s total resources by 13% to 21.5 million ounces, and continued drilling of the 9000 lode has identified further opportunities for resource growth.

Group GM exploration Paul Harbidge explains that while Randgold succeeded in doubling the Kibali reserve to 11 million ounces after the Moto acquisition, it cut back Moto’s resource inventory from 21 to a JORC compliant mineral resource of 18 million ounces.

“Now that we have a comprehensive understanding of the geological controls on the KCD mineralisation, we’re back above the 21 million ounce level, and when you take into account the carving out of 1.13 million ounces of the Kibali South resource for SOKIMO, the increase is in fact substantially more,” he says.

Harbidge attributes the improved grasp of the orebody to the Randgold method of integrating geology, grade control, mining and metallurgy. “Our advanced understanding enhances our ability to add resources and reserves at the margins of the known orebodies, as well as to make greenfields discoveries further afield in this region,” he says.

According to group GM evaluation Rod Quick, it is significant that the bulk of the additional resource ounces (calculated at US$1 500/oz) are above the underground reserve cut-off grade and much of it should be capable of being upgraded to reserves at US$1 000/oz.

“We’ve always believed that we would be able to grow the ounces at Kibali and our target of a 15 million ounce reserve now looks even more achievable than before,” says chief executive Mark Bristow.

“Despite the regulatory definitions there’s still some confusion in the current market about the distinction between reserves and resources. Our position is clear: our focus is on profitability, and our models, whether reserves or resources, have to stand the test of detailed plans designed to achieve this,” said Bristow.

KIBALI PREPARES TO POUR FIRST GOLD

The giant Kibali gold project in the Democratic Republic of Congo has advanced to its immediate preproduction stage and preparations are now being finalised for the first gold pour, scheduled for October this year.

More than a million tonnes of ore from the open pit mine have been stockpiled to feed the metallurgical plant’s oxide circuit, due to start commissioning in the third quarter. All 36 power generator sets have arrived on site and work on the diesel backup power station is on schedule, with the first 12 of the 15 sets needed for the plant start-up already commissioned. The construction of the first of four hydropower stations is on track for completion early next year. Work on the underground mine is also progressing well, with the development of the declines ahead of schedule and the vertical shaft due to reach a depth of 183 metres by year end.

With the focus on early revenue, commissioning will be phased, starting with sand and slime tailings from an old treatment plant as well as sub-soil gold from an old mill before moving on to oxides and then sulphides.

In the meantime, the relocation programme, one of the most complex and sensitive parts of the complex’s development, is nearing completion, with more than 3 400 families already resettled in the new model village of Kokiza. Randgold is currently in the process of handing over the village to a local administration.

Chief executive Mark Bristow said at a time when the gold mining industry was in crisis, with projects being cancelled or overrunning in time and money, Randgold was on the point of delivering another world-class mine, ahead of schedule and within budget.

“There was some scepticism in the market, and even among our partners, about our ability to achieve this, but our success again demonstrates the importance of long term management. Our capital projects team have a long record of delivery and are by now probably the best in the business. Kibali represents another commendable effort by them,” he said.

Group capital projects executive John Steele noted that Kibali had been the team’s largest and most complex assignment to date.

“However, this is the fifth mine we’re building and the experience we’ve gained in the process has proved invaluable. Randgold’s owner-builder approach has also helped by ensuring that we retained hands-on control of the key elements of the construction programme,” he says.

Willem Jacobs the group’s operating officer for central and east Africa also explained that the construction team will work closely with the operational team during commissioning and some of its members will be transferred to operations to achieve a seamless hand-over. This will also ensure that Kibali will have enough experienced people on site to support the ongoing capital programmes of which some will run into 2016.

LOCAL EMPLOYMENT POLICY PAYS OFF

Randgold Resources’ policy of employing and up skilling the nationals of its host countries - and, to the largest extent possible, people drawn from its surrounding communities - has been instrumental in securing its social licence to operate and has also produced tangible productivity benefits.

From top executives to plant operators, the teams at its mines consist almost exclusively of local nationals. The entire management teams at Morila and Gounkoto, for example, are Malian, and at Loulo there are only two expatriates at executive level. Group wide, more than 90% of the workforce are citizens of the host countries.

“This locals-first employment policy is in line with our partnership philosophy, generating economic welfare through the creation of jobs and the transfer of skills. It also makes sound business sense, as we have seen that there is a direct link between localisation and increased productivity,” says group human resources executive Philip Pretorius.

“Consequently at Kibali our recruitment drive has given priority to people from the surrounding villages, wherever possible and only thereafter to other Congolese nationals. The Kibali region is remote and the inhabitants have little experience of formal employment. They have plenty of inherent ability, however, and following an assessment process a total of 89 Congolese, 53 of them drawn from the surrounds of Kibali, have been sent to our Morila and Tongon mines for an intensive three-month training programme which will equip them to be plant operators. A second tranche will be recruited when the plant ramps up.”

HOMEGROWN UNDERGROUND EXPERTISE SUPPORTS NEW GROWTH PHASE

Randgold’s journey from junior explorer to operator of complex, multi-orebody mines has been directed by a strategy which recognises that the company’s long term future lies in underground mining.

Chief executive Mark Bristow says that after looking closely at Australian, North American and South African mining management, Randgold chose to develop its own underground mining model, filtering out the flaws and adopting the best components of the global practices.

“Like the rest of Randgold’s business, our underground model has been built on sound geology, good orebodies and innovative, hand-on management, all governed by strict business principles. Our formula isn’t perfect yet but it’s operating very profitably, with the emphasis on efficiency rather than volume,” he says.

Group GM mining Ted de Villiers says that as Randgold’s orebodies continue at depth, its focus is shifting from open pit to underground mining.

“We paid our school fees with the challenging Yalea underground project, but after we decided to take over the development ourselves from the contractors, we redesigned the mining plans and fixed the problems, and both Yalea and the later Gara mine are now performing as they should,” he says.

“We’re now applying this homegrown expertise at Kibali, where the critical mass is underground and where the construction of a vertical shaft takes us into another mining dimension.”

De Villiers says a significant contributor to Randgold’s underground success has been its selection of managers who share the company’s approach, contribute valuable skills and have not carried over bad habits from the traditional mining culture. It has also strengthened the underground team through the recruitment and development of young local engineers.

PROGRESS AT TONGON

The upturn in Tongon’s results during the first quarter of the year was sustained in the second quarter as the mine continued to get to grips with its operational challenges while advancing its new projects.

Tongon GM Luiz Correia says as a low cost producer, Tongon needs a high tonnage throughput. The mine’s initial problems were largely caused by an erratic power supply from Côte d’Ivoire’s national grid, but with this now largely stabilised, the focus has shifted to projects designed to improve both mill throughput and gold recovery.

Key to increasing the mill throughput is replacing the four Hydrocone crushers with Vibrocone crushers capable of delivering a finer product. Technical issues were encountered during the commissioning of the first unit which has been returned to the supplier. The replacement has arrived in country and is scheduled to be commissioned in the third quarter and the remaining three before year end. The first unit is currently being commissioned and the others will be installed in the course of the year. To cope with the increased throughput, the mill classification circuit is also being upgraded.

Three projects are underway to enhance recovery. Two Knelson concentrators are being installed in the process plant as well as an intensive leach reactor to treat the Knelson concentrates. The installation of additional residence time in the concentrate treatment pumpcell section has already been completed.

“An overall steady state in the process plant and the enhancement of operator skills will also contribute significantly to improving throughput and recovery,” Correia said.

BRITISH MINISTER VISITS TONGON

On a visit to Tongon on 2 July 2013, the United Kingdom Under Secretary of State for Foreign and Commonwealth Affairs, Mr Mark Simmonds MP, said the UK wanted to develop an economic partnership at the highest level with Côte d’Ivoire, with a particular emphasis on the mining industry. “Britain will focus on creating sustainable development for the Ivorian population,” he said.

Mr Simmonds visited the mine together with Mr Simon Tonge, UK ambassador to Côte d’Ivoire. Mr Simmonds said in discussions with Randgold management, several key concerns were identified that need to be addressed to ensure that the mining industry remains a major sector of the Ivorian economy. These include proposed revisions to the mining code which would impact negatively on sustainable economic development, and the absence of a decree formalising lower grid power rates.

He said he was impressed by the size and technological sophistication of the Tongon mine, and lauded Randgold for its community upliftment initiatives in such fields as basic education and primary healthcare.

INVESTING IN OUR HUMAN CAPITAL: HOW TWO SENIOR EXECUTIVES HAVE BEEN NURTURED BY RANDGOLD

Mohammed Cisse, senior project mining engineer, Kibali, was identified by Randgold as a potential high-flier while still at school. A Randgold bursar, he graduated from the University of Pretoria in South Africa as a mining engineer and started his career with the company at Morila. In 2009 he was transferred to Loulo where he joined the team developing Randgold’s first underground mine at Yalea, initially as a multi-skilled operator and later as production engineer for the declines and stoping operations. In 2010, he moved to the Gara project and the following year was promoted to planning engineer in the team which redesigned both underground developments. He was subsequently appointed technical services engineer responsible for the Life-of-Mine designs for Yalea and Gara. He was also involved in the mentoring of young engineers. A year ago, Mohammed took up his present position at Kibali where he has undertaken special projects with regard to the opencast and underground developments, devised and implemented action plans to achieve satisfactory performance levels and made high-level mining strategies understandable to those who will be implementing them.

Mamou Toure, underground manager, Loulo, studied civil engineering in Morocco on a State bursary as well as engineering at the Paris Mining School. He started his career as an underground production engineer in Morocco in 2001 and was recruited by Randgold Resources in 2005 to join the team developing Loulo. The following year he was promoted to senior mine planning engineer at the mine and when the Yalea underground project was launched in 2008 he moved there as production superintendent and later as mine superintendent. In 2010 he led the development of Loulo’s Gara underground operation and when Randgold replaced the underground contractor with its own team later that year, he was given the responsibility of uplifting both development and production as underground manager. In this capacity, he and his team had to overcome some critical challenges, including the redesign of Yalea, to build up a development profile capable of sustaining the production target. The improvement in Loulo’s underground performance since then attests to their success.

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INVESTOR AND MEDIA RELATIONS: For further information contact Kathy du Plessis on telephone: +44 20 7557 7738, e-mail: randgold@dpapr.com

WEBSITE: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.